FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By	/S/ HAJIME KINOSHITA
Hajime Kinoshita
General Manager
Legal Division

Date: May 15, 2008

May 15, 2008

Full Year Consolidated Financial Results for the Fiscal Year Ended

March 31, 2008

Consolidated Financial Results

	Fiscal Year Ended March 31, 2008	Fiscal Year Ended March 31, 2007	Change
	In billions of yen	In billions of yen	%
Net sales	4,617.2	4,652.6	-0.8
Operating income	156.8	70.0	+124.0
Ordinary income	112.2	16.3	+586.6
Net income	22.7	9.1	+148.5

	yen	yen	yen
Net income per share:
Basic	11.06	4.43	6.63
Diluted	10.64	4.23	6.41

	In billions of yen	In billions of yen	%
Total assets	3,526.8	3,731.7	-5.5
Number of employees	152,922	154,786	—

(Notes)

1.	Number of consolidated subsidiaries and affiliated companies accounted for by the equity method is as follows:

	As of March 31, 2008	As of March 31, 2007
Consolidated subsidiaries	334	342
Affiliated companies accounted for by the equity method	66	68

Business Results

1. Analysis of Business Results

<1> Overview of the fiscal year ended March 31, 2008, and outlook for the fiscal year ending March 31, 2009

The global economy as a whole exhibited steady growth during the fiscal year ended March 31, 2008, owing to high levels of continuous growth in developing countries such as India and China, despite a slowdown in the U.S. economy due to a worsening housing market. Despite a decline in housing investment, the Japanese economy also continued to enjoy a slow expansion supported by an exports-led improvement in corporate earnings.

In the second half of the fiscal year, however, business prospects in both domestic and international markets became increasingly unclear as a result of turmoil in the financial markets triggered by the subprime mortgage loan crisis in the U.S., as well as rising prices for oil and raw materials.

Amid this business environment, the NEC Group adopted a management policy for the fiscal year ended March 31, 2008 of “ensuring projected operating income and implementing growth measures” and undertook efforts to enhance growth ability and improve profitability.

To enhance growth ability, NEC promoted growth strategies centered on the next-generation network (“NGN”), and significantly expanded its NGN construction business for telecom carriers. At the same time, the NEC Group steadily increased sales in the area of construction and provision of service platforms as the key infrastructure for enterprise customers to provide network-based services. In addition, the NEC Group made strong moves to expand its global operations by boosting cooperation with global IT vendors and entering into a preliminary agreement with Alcatel-Lucent to undertake extensive collaboration in such fields as NGN and next generation mobile/wireless communications to jointly develop and provide solutions for telecom carriers. The recognized merits of high quality and price competitiveness helped boost the sales of PASOLINK®, an ultra-compact, point-point microwave communication systems used in the communication networks of mobile carriers, especially in Asian and Middle Eastern markets, resulting in the system capturing the top global market share for 2007 (cumulative results from January 2007 to December 2007).

In order to improve profitability, the NEC Group focused on recovery of business performance in the area of Mobile Terminals and Semiconductors, as well as reducing costs across the entire group through production innovation. In the area of Mobile Terminals, NEC initiated efforts to improve development efficiency under a basic policy of “ensuring profitability and strengthening product competitiveness for re-growth” and successfully developed and launched terminals with high market appeal, including design-driven and ultra slim products.

In the area of Semiconductors, efforts were made to streamline research and development activities and reduce other fixed costs under a basic policy of “rebuilding for mid-term growth”. Through group-wide production innovation, NEC promoted further implementation of the Toyota production system not only in factories but also in the area of software development and system integration.

NEC recorded consolidated sales of 4,617.2 billion yen for the fiscal year ended March 31, 2008, a decrease of 35.5 billion yen (0.8%) year-on-year. Despite a steady increase in sales in the IT/Network Solutions business, particularly in the areas of IT Services/System Integration and Network Systems, this decrease can be attributed to the sale of the personal computer (“PC”) business in Europe in the second half of the previous fiscal year in the Mobile/Personal Solutions business, and a decrease in sales of electronic components in the Electron Devices business.

Regarding profitability, operating income increased 86.8 billion yen year-on-year to 156.8 billion yen (2.2 times compared with the previous fiscal year). This increase can be attributed to a return to profitability from the previous year’s deficit of the Mobile /Personal Solutions and Electron Devices businesses as a result of the aforesaid business improvement measures in the areas of Mobile Terminals and Semiconductors. It is also due to increased sales and cost reductions derived from production innovation activities in the IT/NW Solution business.

Due mainly to an increase in operating income, as well as an improvement in non-operating income owing to an improvement in equity in earnings of affiliated companies, ordinary income rose by 95.9 billion yen year-on-year to 112.2 billion yen (6.9 times compared with the previous fiscal year).

NEC recorded income before income taxes and minority interests of 93.6 billion yen, a decrease of 2.7 billion yen (2.8%) year-on-year. Despite an increase in ordinary income, this was mainly due to a decrease in special gains resulting from a decrease in gains from the sale of investment securities, as well as the recording of special gains in the previous fiscal year accompanying the cancellation of a part of NEC’s pension trust.

Despite a decrease in income before income taxes and minority interests, net income increased by 13.6 billion yen year-on-year to 22.7 billion yen (2.5 times compared with previous fiscal year) mainly due to a decrease in income taxes.

Although NEC expects the business environment in the domestic and international markets to become tougher,, NEC projects sales of 4,800 billion yen for the fiscal year ending March 2009, an increase of 4.0% as compared with the fiscal year ended March 31, 2008, owing to an increase in sales in the areas of IT Services/System Integration, Network Systems and its NGN-related businesses, and Mobile Terminals. NEC anticipates operating income for the same period of 170.0 billion yen, an increase of 13.2 billion as compared with the fiscal year ended March 31, 2008, due to an increase in sales and improved profits delivered through cost reductions in the IT/NW Solution business, as well as an increase in profits derived from reduced fixed costs and other cost reductions in the Electron Device business. NEC also expects 35.0 billion yen of net income for the same period.

Consolidated	Target for fiscal year ending March 31, 2009	Comparison with fiscal year ended March 31, 2008
	In billions of yen
Sales	4,800.0	+4.0%
Operating income	170.0	+13.2 billion yen
Ordinary income	135.0	+22.8 billion yen
Net income	35.0	+12.3 billion yen

<2> Results by business segments (including inter-segment transactions and profit/loss figures)

Sales and operating income of NEC’s main segments were as follows (figures in brackets denote increases or decreases as compared with the previous fiscal year):

IT/Network Solutions Business

Sales:	2,866.2 billion yen (+3.9%)
Operating income:	160.6 billion yen (+6.6 billion yen)

Sales by subsegment (including inter-segment transactions)

Subsegment	Fiscal year ended March 31, 2008	Fiscal year ended March 31, 2007	Change
	In billions of yen	In billions of yen	%
IT Services/System Integration	832.5	775.6	+7.3
IT Products	606.8	651.4	-6.8
Network Systems	1,086.0	1,026.3	+5.8
Social Infrastructure	340.9	305.5	+11.6

Total	2,866.2	2,758.8	+3.9

Sales of the IT/Network Solutions business for the fiscal year ended March 31, 2008 amounted to 2,866.2 billion yen, representing a year-on-year increase of 107.4 billion yen (3.9%).

Sales by segment were as follows:

The area of IT Services/System Integration recorded sales of 832.5 billion yen, an increase of 7.3% year-on-year, due to a steady increase in business for nearly all business sectors. In addition, in the area of Network Systems, sales increased by 5.8% year-on-year to 1,086.0 billion yen, as a result of good sales of submarine cables systems and the ultra-compact, point-to-point microwave communication system, PASOLINK®, to telecom carriers abroad. Sales in the area of Social Infrastructure increased 11.6% year-on-year to 340.9 billion yen. On the other hand, sales in the area of IT Products decreased 6.8% year-on-year to 606.8 billion yen, owing to the transfer of sales operations for optical disk drives.

Operating income increased 6.6 billion yen (4.3%) year-on-year to 160.6 billion yen. This was mainly due to production innovation-related cost reductions and increased sales in the area of IT Services System Integration.

Mobile/Personal Solutions Business

Sales:	872.9 billion yen (- 9.5%)
Operating income:	23.2 billion yen (improvement of 56.7 billion yen)

Sales by subsegment (including inter-segment transactions)

Subsegment	Fiscal year ended March 31, 2008	Fiscal year ended March 31, 2007	Change
	In billions of yen	In billions of yen	%
Mobile Terminals	340.3	349.9	-2.7
Personal Solutions	532.6	615.1	-13.4

Total	872.9	965.0	-9.5

Sales of the Mobile/Personal Solutions business for the fiscal year ended March 31, 2008 were 872.9 billion yen, a decrease of 92.1 billion yen (9.5%) year-on-year.

Sales by segment were as follows:

In the area of Mobile Terminals, sales were 340.3 billion yen, a decrease of 2.7% year-on-year. This was mainly due to the streamlining of the overseas mobile phone business. In the area of Personal Solutions, sales fell by 13.4% year-on-year to 532.6 billion yen. This was mainly due to the sale of the PC business in Europe in the second half of the previous fiscal year.

The Mobile/Personal Solutions business recorded an operating income of 23.2 billion yen, a year-on-year improvement of 56.7 billion yen. This improvement is mainly attributed to cost reductions in the area of Personal Solutions, as well as the completion of structural reform in the overseas mobile phone business and an improvement in development efficiency in the area of Mobile Terminals.

Electron Devices Business

Sales:	830.9 billion yen (- 3.5%)
Operating income:	7.4 billion yen (improvement of 30.4 billion yen)

Sales by subsegment (including inter-segment transaction)

Subsegment	Fiscal year ended March 31, 2008	Fiscal year ended March 31, 2007	Change
	In billions of yen	In billions of yen	%
Semiconductors	687.7	692.3	-0.7
Electronic Components and Others	143.2	168.7	-15.1

Total	830.9	861.0	-3.5

Sales of the Electron Devices business for the fiscal year ended March 31, 2008 amounted to 830.9 billion yen, a decrease of 30.2 billion yen (3.5%) year-on-year.

Sales by segment were as follows:

In the area of Semiconductors, sales amounted to 687.7 billion yen, a decrease of 0.7% year-on-year. Despite an increase in sales of semiconductors for digital household appliances and automobiles, this fall was due to a decrease in sales of semiconductors for telecom equipment and computer peripherals. In the area of Electronic Components and Others, sales fell by 15.1% year-on-year to 143.2 billion yen, owing to a decrease in sales of lithium ion batteries and small sized LCDs.

The Electron Device business recorded an operating income of 7.4 billion yen, an improvement of 30.4 billion yen year-on-year. This was mainly due to a reduction in fixed costs, such as research and development costs, and a decrease in depreciation costs in the area of Semiconductors.

(Note)

The results for the area of Semiconductors are the official public figures of NEC Electronics Corporation, which are prepared in accordance with U.S. GAAP. The difference that arises as a result of the adjustment to Japan GAAP is included in Electronic Components and Others.

2. Analysis of Financial Condition

<1> Analysis of condition of assets, liabilities, net assets, and cash flow

Total assets as of March 31, 2008 were 3,526.8 billion yen, a 204.9 billion yen decrease year-on-year. Current assets decreased 98.9 billion yen on the back of a 48.5 billion fall in cash and cash equivalents and a 35.7 billion yen fall in inventories. Fixed assets as of March 31, 2008 decreased by 106.0 billion yen year-on-year, mainly due to a decrease of 43.8 billion yen in tangible fixed assets derived from curtailed capital expenditure, as well as a 62.9 billion yen fall in investment and other assets derived from reduced unrealized gains on security investments as a result of the downturn in the stock market.

Total liabilities as of March 31, 2008 were 2,341.3 billion yen, a decrease of 150.3 billion yen year-on-year. This was mainly due to a decrease in notes and accounts payable, trade by 86.1 billion yen, and a fall in interest-bearing debt by 58.4 billion yen to 800.8 billion yen, owing to the redemption of bonds. Debt-equity ratio as of March 31, 2008 was 0.80 (an improvement of 0.03 points as compared with the end of the previous fiscal year). The balance of interest-bearing debt (net), obtained by offsetting the balance of interest-bearing debt with the balance of cash and cash equivalents, amounted to 426.0 billion yen as of March 31, 2008, a reduction of 9.9 billion yen as compared with the end of the previous fiscal year. Net debt-equity ratio remained unchanged from the end of the previous fiscal year at 0.42 as of March 31, 2008.

Total net assets as of March 31, 2008 were 1,185.5 billion yen, a decrease of 54.6 billion yen year-on-year. This decrease was mainly due to a decline in unrealized gains on available-for-sale securities and minority interests. As a result, owner’s equity ratio as of March 31, 2008 was 28.5% (an improvement of 0.7 points as compared with the end of the previous fiscal year).

Net cash flows from operating activities for the fiscal year ended March 31, 2008 was a cash inflow of 192.3 billion yen, a decrease of 46.0 billion yen year-on-year. This was mainly due to an increase in cash used in payment of account payable, trade as compared with the previous fiscal year.

Net cash flows from investing activities for the fiscal year ended March 31, 2008 was a cash outflow of 135.8 billion yen, an improvement of 33.9 billion yen year-on-year. Despite reduced income from the sale of investment securities as compared with the previous fiscal year, this was mainly due to a decrease in cash used for capital expenditure relating to semiconductors. As a result, free cash flows (the sum of cash flows from operating activities and investing activities) for the fiscal year ended March 31, 2008 totaled a cash inflows of 56.5 billion yen, a worsening of 12.1 billion yen as compared with the previous fiscal year.

Net cash flows from financing activities for the fiscal year ended March 31, 2008 was a cash outflow of 100.7 billion yen, mainly owing to the redemption of bonds and the payment of dividends. As a result, cash and cash equivalents at the end of the fiscal year ended March 31, 2008 amounted to 374.8 billion yen, a decrease of 48.5 billion yen year-on-year.

<2> Changes in cash flow-relating indices

	Year ended March 31, 2008	Year ended March 31, 2007	Year ended March 31, 2006
Owner’s equity ratio	28.5%	27.8%	27.1%
Owner’s equity ratio on market value basis	21.8%	34.3%	43.3%
Cash flow to interest-bearing debt ratio	4.3 times	3.8 times	—
Interest coverage ratio	13.1 times	14.7 times	13.4 times

Calculation methods for the above indices:

Owner’s equity ratio:

Owner’s equity at the end of each fiscal year / total assets at the end of each fiscal year

Owner’s equity ratio on market value basis:

Aggregated market value of owner’s equity at the end of each fiscal year / total assets at the end of each fiscal year

Cash flow to interest-baring debt ratio:

Average balance of interest-bearing debt / cash flows from operating activities

*	Average balance of interest-bearing debt = (balance of interest-bearing debt at the beginning of the fiscal year + balance of interest-bearing debt at the end of the fiscal year) /2

Interest coverage ratio:

Cash flows from operating activities / interest expenses

*	The above indices are calculated using consolidated financial figures.

**	Aggregated market value of owner’s equity is calculated using the outstanding number of shares excluding owner’s equity.

The above indices do not show the figures for the cash flow to interest bearing debt ratio for the fiscal year ended March 31, 2006 as NEC’s audited consolidated financial statements for the aforementioned fiscal year were not prepared under Japan GAAP.

3. Fundamental Policy on Distribution of Profits, and Dividends for the Fiscal Year Ended March 31, 2008 and Fiscal Year Ending March 31, 2009

As NEC needs to adopt a flexible policy in order to better respond to the rapidly changing business environment, NEC considers, among other factors, the following factors in determining its cash dividends: the profits earned in the relevant fiscal period; the financial outlook for the following fiscal periods, the dividend payout ratio, and the internal demand for funds such as capital expenditures.

NEC will pay an annual dividend of 8 yen per share of common stock for the full year ended March 31, 2008 (including an interim dividend of 4 yen per share of common stock).

In addition, NEC may determine distribution of surplus dividend flexibly through resolutions of the Board of Directors in accordance with its Articles of Incorporation. NEC will continue to pay dividends twice annually, adhering to the record dates of March 31 and September 30 as in the past.

4. Risk Factors

The NEC Group’s business is subject to many risks. The principal risks affecting the NEC Group’s business are described briefly below.

 Risk related to the NEC Group’s industry

<1> Intense competition

The NEC Group is subject to intense competition in many of the markets in which it operates from various competitors, ranging from large multinational corporations to relatively small, rapidly growing, and highly specialized companies. The entrance of additional competitors into the markets in which the NEC Group operates increases the risk that the NEC Group’s products and services will become subject to intense price competition.

<2> Risk related to production process

The computers, communications, semiconductors, and other markets in which the NEC Group operates are characterized by the introduction of products with short life cycles in a rapidly changing technological environment. Production processes are highly complex, require advanced and costly equipment, and must continuously be modified to improve yields and performance. If production is interrupted by defects, malfunctions or other failures of manufacturing facilities, the NEC Group may not be able to shift production to other facilities quickly, and customers may purchase products from other suppliers. The shortage of manufacturing capacity for some products could adversely affect the NEC Group’s ability to compete. The resulting reductions in revenues and damage to customer relationships could be significant. In addition, during downturns, customers generally do not order products as far in advance of the scheduled shipment date as they do when the industry is operating closer to capacity, making it difficult to forecast production levels and revenues.

<3> Risk related to semiconductor business

The market for semiconductors has a highly cyclical nature called a “silicon cycle”, and suffers downturns from time to time. Downturns are characterized by diminished demand, excess inventories, and accelerated erosion of prices. Although the NEC Group operates its business while carefully monitoring the cycle of the market, a downswing in the silicon cycle may have adverse effects on its operating results.

The cyclical nature of the semiconductor market is due partly to periods of production overcapacity. In recent years, semiconductor companies, including specialist semiconductor foundries, have added significant capacity primarily in Asia. As a consequence, semiconductor production capacity may periodically exceed the demand for semiconductor products, exerting downward pressure on selling prices and reducing its revenues.

<4> Risk related to retention of personnel

Like all technology companies, the NEC Group must compete for talented employees to develop its products, services, and solutions in a market where the demand for such individuals exceeds the number of qualified candidates. As a result, the NEC Group’s human resources organization focuses significant efforts on attracting and retaining individuals in key technology positions. If it experiences a substantial loss of, or an inability to attract, talented personnel, the NEC Group may experience difficulty in meeting its business objectives.

<5> Influence of economic conditions

The NEC Group’s business is highly dependent on the Japanese market. Sales to customers in Japan accounted for 73.9% of its total group sales in the fiscal year ended March 31, 2007 and 75.0% in the fiscal year ended March 31, 2008. If the Japanese economy were to again become sluggish, there could be a significant impact on the NEC Group’s financial results. The NEC Group also depends on markets outside Japan, and its financial results are therefore subject to negative economic developments in foreign countries.

<6> Laws and Government Policies

In many of the countries and regions in which the NEC Group operates, its business is subject to various risks associated with unexpected regulatory changes and application of laws, and uncertainty in their applications by government authorities, in addition to uncertainty relating to governmental legal liabilities. Substantial changes in the regulatory or legal environments in which the NEC Group operates could adversely affect its business, operating results, and financial condition.

Changes in Japanese and international telecommunications regulations and tariffs, including those related to Internet-related businesses and technologies, could affect the sales of the NEC Group’s products or services, and this could adversely affect its business, operating results, and financial condition.

Operations of the NEC Group are subject to many environmental laws and regulations governing, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal, chemical substances in products, product recycling, and soil and ground water contamination. In addition, the NEC Group faces risks of environmental liability in its current, historical, and future manufacturing activities. Costs associated with future additional and stricter environmental compliance or remediation obligations could adversely affect its business, operating results, and financial condition.

<7> Defects in products and services

There is a risk that defects may occur in the NEC Group’s products and services. Many of its products and services are used in “mission critical” situations where the adverse consequences of failure would be severe, exposing it in some cases to even greater risk. Negative publicity concerning such defects could discourage customers from purchasing the NEC Group’s products and services. It could hurt the NEC Group’s business, operating results, and financial condition.

<8> Risk related to foreign currency exchange

Foreign exchange rate fluctuations may negatively impact the NEC Group’s business, operating results, and financial condition. Changes in exchange rates can affect the yen value of the NEC Group’s equity investments, monetary assets and liabilities arising from business transactions in foreign currencies. These changes can also affect the costs and sales proceeds of products or services that are denominated in foreign currencies.

The NEC Group is also exposed to risks of interest rate fluctuations. Such fluctuations may increase its operational costs, reduce the value of its financial assets, or increase the value of its liabilities.

‚ Risk related to the NEC Group’s business

<1> Technological advances and response to customer needs

The markets for the products and services that the NEC Group offers are characterized by rapidly changing technology, evolving technical standards, changes in customer preferences, and the frequent introduction of new products and services. The development and commercialization of new technologies and the introduction of new products and services will often make existing products and services obsolete or unmarketable.

If the NEC Group fails to keep up with rapid technological changes and changes in customer needs, and to offer and support products and services (including new products and new services) in response to such changes, the NEC Group’s business, operating results and financial condition may be adversely affected. In addition, the development process could be lengthier than originally planned, and require the NEC Group to commit many more resources. Furthermore, technology and standards may change while the NEC Group is in a development stage, rendering the NEC Group’s products obsolete or uncompetitive before their introduction to the market.

The products of the NEC Group, some of which contains both hardware and software, may contain undetected errors, which may be discovered after their introduction and shipment and by which the NEC Group may be pursued its liabilities for damages caused in its customers. In addition, the NEC Group may encounter difficulties incorporating its technologies into its products in accordance with its customers’ expectations, which in turn may negatively affect its customer relationships, reputation, and revenues.

<2> Finance and profit fluctuations

Any quarterly or yearly operating results of the NEC Group are not necessarily indicative of results expected in future periods. Operating results of the NEC Group have historically been fluctuated quarterly and yearly fluctuations as a result of a wide variety of factors, including the introduction and market acceptance of new technologies, products, and services; variations in product costs, the mix of products sold; the scale and timing of customer orders which in turn will often depend on the success of customers’ businesses or specific products and services; the impact of acquired businesses and technologies; manufacturing capacity and lead times; and fixed costs.

There are other trends and factors beyond the control of the NEC Group which may affect the NEC Group’s operations, and make it difficult to predict operating results for a particular period, include the following:

•	Adverse changes in conditions in the markets of the products and services that the NEC Group offers;

•	Governmental decisions regarding the development and deployment of communications and technology infrastructure, including the timing and scale of governmental expenditures in these areas;

•	Timing and scale of capital expenditures by customers of the NEC Group;

•	Inventory practices of the NEC Group’s customers;

•	Conditions in the broader IT and communications markets or in the Japanese or global economies;

•	Changes in governmental regulation or intervention affecting communications, data networking, or the Internet;

•	Conditions in the public and private equity and debt markets; and

•	Adverse changes in the credit quality of customers and suppliers of the NEC Group.

These trends and factors could have a material adverse effect on the business, operating results, and financial condition of the NEC Group.

<3> Risk related to expansion of overseas businesses

The NEC Group’s mid-term growth strategies include expanding its business in markets outside of Japan. In these markets, the NEC Group faces barriers in the form of long-standing relationships between its potential overseas customers and their local suppliers, and regulations to protect local suppliers. In addition, pursuing international growth opportunities may require the NEC Group to make significant investments long before the NEC Group realizes returns on the investments, if any. Increased investments may result in expenses growing at a faster rate than revenues. The NEC Group’s overseas projects and investments, particularly in China, could be adversely affected by:

•	exchange controls;

•	changes in restrictions on foreign investment;

•	changes in export and import restrictions or changes in the tax system or rate of taxation; and

•	economic, social, and political risks.

Due to the above factors, the NEC Group may not succeed in expanding its business in international markets, thereby adversely affecting its business growth prospects and results of operations.

<4> Risk related to the intellectual property rights of the NEC Group

The NEC Group greatly depends on the its ability to obtain patents, copyrights, and other intellectual property rights covering its products, services, business models, and design and manufacturing processes. In addition, the protection afforded by the NEC Group’s intellectual property rights, such as patents, and copyrights, may be undercut by rapid changes in technologies in the industries in which the NEC Group operates. Similarly, there can be no assurance that NEC Group’s technology will be sufficiently broad to protect the NEC Group from any future claims alleged by third parties. Effective protection of intellectual property rights including trade secrets may be unavailable or limited in some countries, and the NEC Group’s trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors, and other persons. In addition, there may be cases of blatant disregard of the NEC Group’s intellectual property rights, in which inferior, pirated products damage its brand image.

<5> Risks related to intellectual property licenses and material procurement from third parties

Many of the NEC Group’s products are designed to include software or other intellectual property licenses from third parties. Competitors’ protected technology may be unavailable to the NEC Group, or be made available to the NEC Group only on unfavorable terms and conditions.

In addition, the NEC Group’s manufacturing operations depend on obtaining deliveries of raw materials, components, equipment, and other supplies in a timely manner. Because the products that the NEC Group purchases are often complex or specialized, it may be difficult for the NEC Group to substitute one supplier for another or one product for another, as some products are only available from a limited number of suppliers or a single supplier. Delays or interruptions in the supply of products to the NEC Group or unexpected increases in industry demands could result in shortages of essential materials. The NEC Group’s results of operations would suffer if the NEC Group could not obtain adequate delivery of these supplies in a timely manner, or if the NEC Group had to pay significantly more for them. In addition, the possibility of defective raw materials, components, equipment, or other supplies could adversely affect the reliability and reputation of the NEC Group’s products.

<6> Legal proceedings

From time to time, due to the nature of their business, the NEC Group companies are involved in various lawsuits and legal proceedings, including intellectual property infringement claims. Due to the existence of a large number of intellectual property rights in the fields of the NEC Group and the rapid rate of issuance of new intellectual property rights, it is difficult to determine in advance whether a product or any of its components may infringe upon the intellectual property rights of others. Whether or not intellectual property infringement claims against the NEC Group companies have merit, significant financial and management resources may be required to defend the NEC Group from such claims. If an intellectual property infringement claim by a third party is successful, and the license for the infringed technology or substitutable non-infringing technology cannot be obtained, the business of the NEC Group could be adversely affected.

The NEC group may also from time to time become involved in various lawsuits and legal proceedings other than intellectual property infringement claims.

NEC Electronics America, Inc., a consolidated subsidiary of NEC, has settled a number of class action civil antitrust lawsuits from direct DRAM purchasers seeking damages for alleged antitrust violations in the DRAM industry, but is still in litigations or in settlement negotiations with several customers who have opted out of such class action lawsuits. NEC Electronics America, Inc has also been named as one of the defendants in a number of class action civil antitrust lawsuits from indirect DRAM purchasers (customers who had purchased products containing DRAM), as well as a number of antitrust lawsuits filed by the Attorneys General of numerous states in the United States. NEC group companies are also fully cooperating with, and providing information to, the European Commission in its investigation of potential violations of European competition laws in the DRAM industry. Although the outcome of the aforementioned civil lawsuits and settlement negotiations in the United States and investigation by the European Commission is not known at this time, the NEC Group has provided an accrual in a reasonably estimated amount of potential losses in connection with the civil lawsuits and settlement negotiations with customers in the United States.

The NEC group has been subject to the investigations conducted by the U.S. Department of Justice and the European Commission in connection with potential violation of the antimonopoly laws (antitrust laws, competition laws) in the SRAM industry, investigations conducted by the Korea Fair Trade Commission in connection with potential violation of the antimonopoly law in the semiconductor industry including the SRAM industry and investigations in connection with potential violation of the antimonopoly laws in the TFT LCD display industry conducted by the Japan Fair Trade Commission, the U.S. Department of Justice, the European Commission, and the Korea Fair Trade Commission and the Competition Bureau of Canada.

Some companies in the NEC group are named defendants in a number of class action seeking damages for alleged violations of antitrust laws in the SRAM industry and the TFT LCD display industry.

At this moment, no conclusions have been reached related to the investigations conducted by these authorities and lawsuits.

Furthermore, in a lawsuit seeking for the Japan Fair Trade Commission’s trial decision, the Company received Tokyo High Court rulings that revoked the trial decision that had ordered an exclusion treatment in the suspected violation of the antimonopoly law regarding general competitive bidding for automatic postal code reading machinery by the former General Post Office (Japan Post).

However, as a result of the final appeal by the Japan Fair Trade Commission to the Supreme Court, the Supreme Court reversed the decision of the Tokyo High Court and ordered to pass back the lawsuit to the Tokyo High Court. No conclusion has been reached related to the lawsuit at this moment. In addition, trial proceedings regarding payment of the surcharge to the Commission are still in the process.

It is difficult to foresee the results of legal actions and proceedings currently involving the NEC Group or of those which may arise in the future, and an adverse result in these matters could have a significant negative effect on the NEC Group’s business, performance, or financial condition.

In addition, any legal or administrative proceedings which we are subject to could require the significant involvement of senior management of the NEC Group, and may divert management attention from the NEC Group’s business and operations.

<7> Risk related to natural disasters

If any of the NEC Group’s facilities and buildings were to suffer catastrophic damage from earthquakes or other natural disasters, it could disrupt the NEC Group’s operations and delay production and shipments, which would in turn bring about reduced revenue, and result in large losses and expenses to repair or replace the facilities. In addition, under the circumstances where network and information systems become more important to operating activities of the NEC Group, network and information system shutdowns caused by unforeseen events such as power outages, natural disasters, terrorist attack, hardware or software defects, computer viruses, and computer hacking pose increasing risks. Accordingly, in the event that the NEC Group’s network and information systems were to suffer a shutdown, such events could also disrupt its operations, productions, shipments and revenue, and result in large expenditures necessary to repair or replace such network and information systems.

<8> Alliance with strategic partners

The NEC Group has entered into long-term strategic alliances with leading industry participants, both to develop new technologies and products, and to manufacture existing and new products. If strategic partners of the NEC Group encounter financial or other business difficulties, or if their strategic objectives change, they may no longer be willing or able to participate in these strategic alliances. The NEC Group’s business and operating results could be diversely affected if the NEC Group was unable to continue one or more of its strategic alliances.

<9> Risk related to potential acquisitions and investments

From time to time, the NEC Group takes advantage of opportunities to expand its business through acquisitions and investments. Any acquisition that the NEC Group pursues exposes it to the risk that it might be unable to integrate new businesses with its culture and strategies. The NEC Group also cannot be certain that it will be able to retain the customers of a business that it acquires or key employees. Furthermore, the NEC Group may not be able to achieve the benefits that it expects from a particular acquisition. The NEC Group’s business, operating results, and financial condition may suffer if the company fails to allocate its resources effectively and appropriately to meet the respective requirements of both its existing businesses and any businesses it may acquire.

<10> Dependence on the NTT Group

The NEC Group derived approximately 11.1% of its net sales in the fiscal year ended March 31, 2008 from the NTT Group (Nippon telegraph AND Telephone Corporation and its affiliates including NTT DoCoMo, Inc.). If the NTT Group were to reduce its level of capital expenditures or current procurement from the NEC Group, its business, operating results and financial condition may be adversely affected. In addition, the NEC Group’s business may be adversely affected if the NTT Group began to manufacture products that the NEC Group supplies or acquired a competitor of the NEC Group.

<11> Risk related to customers’ financial difficulties

The NEC Group sometimes provides vendor financing to its customers, or provides guarantees to banks or trading companies that have provided vendor financing. In addition, many of the NEC Group’s customers purchase products and services from the NEC Group on payment terms that provide for deferred payment. If the NEC Group’s customers, to whom the NEC Group has extended or guaranteed vendor financing, or from whom it has substantial accounts receivable, encounter financial difficulties, its business, operating results, and financial condition could be adversely affected.

<12> Shortage in reserve for pension and retirement benefits

The NEC Group has amortized unrecognized prior service costs and actuarial losses over the average remaining service period of employees expected to receive benefits under these plans. The amount of actuarial loss may change depending on future changes in the discount rate or other factors such as the return on plan assets.

<13> Risk related to deferred tax assets

The NEC Group currently has deferred tax assets resulting from net operating loss carry forwards and deductible temporary differences, both of which will reduce taxable income in the future.

In the event of a deterioration in market conditions or results of operations, in which NEC determines that all or part of such deferred tax assets are unlikely to be realized, an adjustment to deferred tax assets may be made and the NEC Group’s income could be decreased for the period of adjustment.

<14> Risk related to information management

The NEC Group possesses a voluminous amount of personal information and confidential information in connection with the operation of its business. There is always a possibility that such information may be leaked or improperly accessed and subsequently misused, and if such an event occurs, it could negatively affect the NEC Group’s reputation, consume significant financial resources to resolve the situation, and lower the NEC Group’s brand value, thereby hurting the NEC Group’s operating results.

<15> Risk related to internal controls

The NEC Group has designed and presently implements internal control systems for all group operations in line with the basic policy on internal control systems resolved by the Board of Directors. However, the internal control systems in place can not fully prevent error or fraudulent behavior on the part of NEC Group employees. The internal control systems may not effectively function in case of an error in judgment or the negligence of employees, or because of collusion between multiple employees. In addition, it may not be able to effectively deal with changes in business environment inconceivable when the systems were established or non-routine transactions. Furthermore, the NEC Group is taking action to guarantee the accuracy of its financial reporting by strengthening its internal controls with expanding documentation of the business process and implementing stronger internal auditing. However, the NEC Group may discover possible fraudulent acts such as false financial reporting or embezzlement, or mistakes resulting, for example, from insufficient implementation of internal controls related to financial reporting. Such events would require adjustments to financial statements and could decrease the NEC Group’s profit. Despite making every effort to continually improve and standardize the business process from the perspective of ensuring properness of operations and greater efficiency, since the NEC Group operates in a diverse range of countries and regions and adopts varying business processes, it may be therefore hard to design and establish a common business process, and as a result efforts to further improve and standardize the business process may incur significant management and human resources and considerable costs. There is also the possibility that the established business process may not function effectively.

<16> Risk related to Not Filing of Annual Reports with the U.S. Securities and Exchange Commission

As disclosed in September 2007, NEC was not able to complete an additional analysis required by U.S. GAAP standards including SOP 97-2 relating to revenue recognition of maintenance and support services provided as part of multiple-element contracts, because it was unable to gather data for the audit, under U.S. Public Company Accounting Oversight Board standards, of NEC’s consolidated financial statements to be filed with the U.S. Securities and Exchange Commission (SEC) for the fiscal year ended March 31, 2006. As a result, NEC will not be able to file its Form 20-F annual reports with the SEC for the financial periods for fiscal years ended on and after March 31, 2006. In addition, NEC’s U.S. GAAP consolidated financial statements previously filed with or submitted to the SEC for all financial periods for fiscal years ended on and after March 31, 2000 should no longer be relied upon. Further, because of the complexities involved in determining the adjustments required to restate its U.S GAAP results, NEC has concluded that a restatement is not practicable. NEC is subject to an informal inquiry by the SEC, and the SEC may impose sanctions under the U.S. securities laws against NEC depending on the results of any such inquiry.

Management Policy

1. Fundamental Management Policy

Based on the NEC Group Corporate Philosophy, “NEC strives through “C & C” to help advance societies worldwide toward deepened mutual understanding and the fulfillment of human potential”, the NEC Group aims to become a global corporation by contributing to the development of the information society through “C&C”, the integration of Computers (Information Technology) and Communications (Telecommunication Technology).

To pursue this philosophy, NEC established “NEC Group Vision 2017”, which envisages the society that the NEC Group will strive to achieve in 10 years, and “NEC Group Core Values”, on which NEC’s employees will base their conduct to realize “NEC Group Vision 2017”.

NEC Group Vision 2017:

“To be a leading global company leveraging the power of innovation to realize an information society friendly to humans and the earth”

The NEC Group aims to lead the world in realizing an information society that is people and earth friendly, where information and communication technology helps people as an integral part of our lives in harmony with the global environment, through innovation by uniting the power of intelligence, expertise and technology inside and outside the NEC Group.

NEC Group Core Values:

“Passion for Innovation” “Self-help” “Collaboration” “Better Products, Better Services”

NEC Group will strive to provide customer satisfaction and inspiration for our customers through the efforts of self-reliant individuals, motivated by a “passion for innovation”, that work as part of a team to continuously pursue the provision of better products and services. This mentality of “Better Products, Better Services”- not settling for the best - has been shared among employees since the establishment of the NEC Group. NEC Group aims to pursue its Corporate Philosophy and realize the Group Vision through conduct and actions based on the Values that has been passed down and fostered over the 100-year history of NEC Group.

Finally, the NEC Group aims for sustained growth for society and business through efforts to increase its corporate value by centering management on the NEC Group Corporate Philosophy, NEC Group Vision, and Core Values, and in doing so strives to bring satisfaction to its stakeholders, including its shareholders, customers, and employees.

2. Management Indicator Goal’s

The NEC Group aims to realize certain operating results as a leading global corporate group, and attaches paramount importance to ROE as a management indicator for expanding profitability.

NEC has set a concrete goal of 15% ROE.

3. Mid- to Long-Term Business Strategy

As there are no material changes from the contents disclosed in “The amendment of the consolidated financial results for the first half of the fiscal year ended March 31, 2007”, disclosed on December 22, 2006, this section has been omitted. The aforementioned financial results are available at the below URL.

NEC’s website

http://www.nec.co.jp/ir/en/material/statement/index.html

(Tokyo Stock Exchange website “Company Search”)

http://www.tse.or.jp/tseHpFront/HPLCDS0101E.do?method=init&callJorEFlg=1

*	NEC’s securities code is 6701.

4. Challenges to be addressed by NEC Group

The NEC Group will promote further growth and increase profitability through the provision of total solutions, leveraging its world-class technological competence in the three business domains of IT/Network Solutions, Mobile/Personal Solutions, and Electron Devices.

Regarding growth strategy, the NEC Group concentrates on creating new business and new markets by pursuing business opportunities based on the expansion of the next generation network (“NGN”) through aggressively promoting collaborative activities with other companies as well as proceeding with the integration of IT and network technologies.

In the IT/Network Solutions business, NEC will proceed with discussions with Alcatel-Lucent for a broad-based collaboration covering the development and provision of the solutions for telecom carriers, such as solutions in NGN and next generation mobile/wireless. NEC will also expand alliances with major global IT vendors in the area of construction and provision of service platforms as the key infrastructure of network services.

In the Mobile / Personal Solutions business, NEC will work diligently to establish new markets for the NGN era by developing new products with enhanced mobility and portability to enable customers to utilize sophisticated functions and services whenever and wherever.

The NEC Group promotes an environmentally-focused management aimed at the realization of an “information society friendly to humans and the earth”. NEC will make every effort to contribute to global environmental protection through realizing power-efficiency in customer IT systems using environmentally-conscious technologies in server storage products, semiconductors and control software.

NEC will also make an effort to develop and increase the shipment of new products capable of competing in the global market by concentrating its management resources in growth areas. In addition, NEC will accelerate expansion of its global business by leveraging alliances with overseas companies.

To improve profitability, NEC will reinforce efforts by reducing fixed costs, increase development efficiency and improve cost structures in the areas of Semiconductors and Mobile Terminals.

NEC aims to achieve cost reduction that surpasses price erosion through production innovation activities in the areas of systems integration as well as products such as personal computers and servers. Particularly in the area of System Integration, NEC will improve profitability by increasing customer orders and improving customer satisfaction through an increase in IT consultants. Production innovation activities will include the visualization of software development to improve software quality and reduce working hours.

Furthermore, NEC will strive for reform in its cost structure by promoting continuous business process innovation and improved work efficiency throughout the NEC Group, even in the corporate administration division.

NEC will strive to reinforce consolidated group corporate management, with particular focus on strengthening group-wide internal control systems that aim for total compliance and reinforce information security measures and the risk management process.

NEC will leverage its collective group power to promote global business by expanding cooperative activities among all group companies, including the sale of products and provision of services, as well as enhance the management of intellectual property rights and brand reputation.

By thoroughly implementing the measures mentioned above, NEC Group will expand its business and improve profitability with the aim of realizing an “information society friendly to humans and the earth”.

CONSOLIDATED BALANCE SHEETS

	(In millions of yen, millions of U.S.dollars)

	Note. No	March 31, 2008		March 31, 2007		Increase (Decrease)		March 31, 2008
Total current assets		JPY	1,948,814	JPY	2,047,681	JPY	(98,867)	$19,488
Cash and deposits			247,447		332,446		(84,999)	2,474
Notes and accounts receivable, trade	*5,6		853,773		874,543		(20,770)	8,538
Marketable securities			127,908		91,570		36,338	1,279
Inventories			457,493		493,224		(35,731)	4,575
Deferred tax assets			120,956		114,560		6,396	1,210
Others			147,150		150,895		(3,745)	1,471
Allowance for doubtful accounts			(5,913)		(9,557)		3,644	(59)

Total fixed assets			1,577,981		1,683,988		(106,007)	15,780

Tangible fixed assets	*1,2		640,747		684,529		(43,782)	6,408

Buildings and structures			227,522		238,677		(11,155)	2,275
Machinery and equipment			180,866		214,833		(33,967)	1,809
Tools and other equipment			108,174		104,925		3,249	1,082
Land			89,224		92,203		(2,979)	892
Construction in progress			34,961		33,891		1,070	350
Intangible assets			222,635		221,991		644	2,226

Goodwill			93,525		89,566		3,959	935
Software			123,841		126,339		(2,498)	1,238
Others			5,269		6,086		(817)	53
Investments and other assets			714,599		777,468		(62,869)	7,146

Investment securities			185,614		230,504		(44,890)	1,856
Investments in affiliated companies	*3		223,478		221,864		1,614	2,235
Deferred tax assets			131,465		160,810		(29,345)	1,315
Others			183,264		181,098		2,166	1,832
Allowance for doubtful accounts			(9,222)		(16,808)		7,586	(92)

Total assets		JPY	3,526,795	JPY	3,731,669	JPY	(204,874)	$35,268

(Note)
US dollar amounts are translated from yen, for convenience only, at the rate of US$1 = 100 yen.

Cash and cash equivalents in CONSOLIDATED STATEMENTS OF CASH FLOWS are calculated as follows.

	(In millions of yen, millions of U.S.dollars)
Cash and deposits		JPY	247,447	JPY	332,446	JPY	(84,999)	$2,474
Marketable securities			127,908		91,570		36,338	1,279
Time deposits and Marketable securities with maturities of more than three months			(517)		(647)		130	(5)

Cash and cash equivalents		JPY	374,838	JPY	423,369	JPY	(48,531)	$3,748

CONSOLIDATED BALANCE SHEETS (CONTINUED)

	(In millions of yen, millions of U.S.dollars)

	Note. No	March 31, 2008		March 31, 2007		Increase (Decrease)		March 31, 2008
Total current liabilities		JPY	1,549,306	JPY	1,695,479	JPY	(146,173)	$15,493
Notes and accounts payable, trade			700,797		786,899		(86,102)	7,008
Short-term borrowings	*2		89,632		110,385		(20,753)	896
Commercial Papers			80,955		102,943		(21,988)	810
Current portion of long-term borrowings	*2		23,907		41,562		(17,655)	239
Current portion of bonds			89,250		76,570		12,680	893
Accrued expenses			274,044		285,039		(10,995)	2,740
Advances from customers			67,924		66,730		1,194	679
Reserve for bonuses to directors			488		401		87	5
Product warranty liabilities			40,032		34,459		5,573	400
Others			182,277		190,491		(8,214)	1,823

Total long-term liabilities			791,968		796,067		(4,099)	7,920

Bonds			38,615		127,815		(89,200)	386
Convertible bonds			197,669		197,904		(235)	1,977
Bonds with stock subscription rights			117,500		117,500		—	1,175
Long-term borrowings	*2		121,249		42,759		78,490	1,212
Deferred tax liabilities			14,031		11,424		2,607	140
Liabilities for retirement benefits			224,143		216,769		7,374	2,241
Provision for loss on repurchase of computers			12,496		16,355		(3,859)	125
Long-term product warranty liabilities			918		2,380		(1,462)	9
Provision for recycling expenses of personal computers			5,726		5,634		92	57
Others			59,621		57,527		2,094	598

Total liabilities			2,341,274		2,491,546		(150,272)	23,413

Total shareholders’ equity			978,973		972,438		6,535	9,790

Common stock			337,940		337,822		117	3,379
Capital surplus			464,875		464,838		36	4,649
Retained earnings			179,391		173,003		6,388	1,794
Treasury stock			(3,233)		(3,225)		(8)	(32)

Total valuation and translation adjustments and others			25,248		66,370		(41,122)	252

Unrealized gains (losses) on available-for-sale securities			29,898		57,706		(27,808)	299
Unrealized gains (losses) on derivative financial instruments			(283)		(143)		(140)	(3)
Foreign currency translation adjustments			(4,367)		8,807		(13,174)	(44)

Stock subscription rights			115		81		34	1

Minority interests			181,185		201,234		(20,049)	1,812

Total net assets			1,185,521		1,240,123		(54,602)	11,855

Total liabilities and net assets		JPY	3,526,795	JPY	3,731,669	JPY	(204,874)	$35,268

Interest-bearing debt		JPY	800,843	JPY	859,292	JPY	(58,449)	$8,008
Net interest-bearing debt (*I)			426,005		435,923		(9,918)	4,260
Owner’s equity (*II)			1,004,221		1,038,808		(34,587)	10,042

Owner’s equity ratio (%) (*III)			28.5		27.8		0.7
Shareholders’ equity ratio (%) (*III)			27.8		26.1		1.7

Debt-equity ratio (times) (*IV)			0.80		0.83		(0.03)
Net debt-equity ratio (times) (*IV)			0.42		0.42		—

(Notes)

*I	Net interest-bearing debt is interest-bearing debt less cash and cash equivalents.
*II	Owner’s equity is total net assets less stock subscription rights and minority interests.
*III	Owner’s equity ratio is owner’s equity divided by total assets. Shareholders’ equity ratio is shareholders’ equity divided by total assets.
*IV	Debt-equity ratio and net debt-equity ratio are interest-bearing debt and net interest-bearing debt divided by owner’s equity, respectively.

CONSOLIDATED STATEMENTS OF OPERATIONS

	(In millions of yen, millions of U.S. dollars)

Fiscal year ended March 31	Note. No	2008		% of sales	2007		% of sales	Increase (Decrease)		2008
Sales		JPY	4,617,153	100.0	JPY	4,652,649	100.0	JPY	(35,496)	$46,172
Cost of sales			3,142,844	68.1		3,242,459	69.7		(99,615)	31,429

Gross profit			1,474,309	31.9		1,410,190	30.3		64,119	14,743
Selling, general and administrative expenses			1,317,544	28.5		1,340,214	28.8		(22,670)	13,175
Operating income			156,765	3.4		69,976	1.5		86,789	1,568

Non-operating income			29,853	0.6		26,195	0.6		3,658	298
Interest income			8,694			8,951			(257)	87
Dividend income			3,654			3,622			32	36
Equity in earnings of affiliated companies			1,003			—			1,003	10
Others			16,502			13,622			2,880	165
Non-operating expenses			74,378	1.6		79,824	1.7		(5,446)	744
Interest expense			14,724			16,161			(1,437)	147
Retirement benefit expenses			13,850			13,863			(13)	139
Loss on disposals of fixed assets			9,243			15,639			(6,396)	92
Settlement and compensation loss			2,142			7,510			(5,368)	21
Equity in losses of affiliated companies			—			4,006			(4,006)	—
Foreign exchange loss			17,872			2,622			15,250	179
Others			16,547			20,023			(3,476)	166

Ordinary income			112,240	2.4		16,347	0.4		95,893	1,122

Special gains			12,126	0.3		115,155	2.5		(103,029)	121
Gain on business transfers	*1		3,547			—			3,547	36
Gain on sales of investment securities			3,320			25,651			(22,331)	33
Reversal of allowance for doubtful accounts			1,499			—			1,499	15
Gain on sales of fixed assets	*2		1,423			2,872			(1,449)	14
Gain on change in interests in consolidated subsidiaries and affiliated companies	*3		933			8,630			(7,697)	9
Reversal of provision for recycling expenses of personal computers			924			1,892			(968)	9
Gain on sales of investments in affiliated companies	*4		480			41			439	5
Gain on reversion of securities from the pension trust	*5		—			69,533			(69,533)	—
Gain on transfer of securities to the pension trust	*6		—			6,534			(6,534)	—
Gain on lapse of stock subscription rights			—			2			(2)	—
Special losses			30,748	0.7		35,205	0.8		(4,457)	307
Restructuring charges	*7		14,567			15,805			(1,238)	146
Impairment loss on fixed assets	*8		4,555			2,768			1,787	45
Cost of corrective measures for products	*9		4,420			4,695			(275)	44
Loss on devaluation of investment securities	*10		3,798			10,058			(6,260)	38
Loss on retirement of fixed assets	*11		2,396			—			2,396	24
Loss on change in interests in consolidated subsidiaries and affiliated companies	*12		600			—			600	6
Loss on sales of investments in affiliated companies	*13		408			661			(253)	4
Loss on sales of investment securities			4			19			(15)	0
Other retirement benefit expenses	*14		—			991			(991)	—
Loss on sales of fixed assets	*15		—			208			(208)	—

Income before income taxes and minority interests			93,618	2.0		96,297	2.1		(2,679)	936

Income taxes—current			38,791	0.8		30,728	0.7		8,063	388
Income taxes—deffered			43,364	0.9		62,242	1.3		(18,878)	433
Minority interests in net income (loss) of consolidated subsidiaries			(11,218)	(0.2)		(5,801)	(0.1)		(5,417)	(112)

Net income		JPY	22,681	0.5	JPY	9,128	0.2	JPY	13,553	$227

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	(In millions of yen)

	Shareholders’ Equity
Fiscal year ended March 31, 2008	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of March 31, 2007	337,822	464,838	173,003	(3,225)	972,438

Changes during the fiscal year
Conversion of convertible bonds with stock subscription rights	117	117			234
Dividends			(16,202)		(16,202)
Net income			22,681		22,681
Purchase of treasury stock				(281)	(281)
Disposal of treasury stock		(81)	(91)	273	101
Net changes in items other than shareholders’ equity during the fiscal year
Total changes during the fiscal year	117	36	6,388	(8)	6,535

Balance as of March 31, 2008	337,940	464,875	179,391	(3,233)	978,973

	Valuation and Translation Adjustments
	Unrealized Gains (Losses) on Available-for-sale Securities	Unrealized Gains (Losses) on Derivative Financial Instruments	Foreign Currency Translation Adjustments	Stock Subscription Rights	Minority Interests	Total Net Assets
Balance as of March 31, 2007	57,706	(143)	8,807	81	201,234	1,240,123

Changes during the fiscal year
Conversion of convertible bonds with stock subscription rights						234
Dividends						(16,202)
Net income						22,681
Purchase of treasury stock						(281)
Disposal of treasury stock						101
Net changes in items other than shareholders’ equity during the fiscal year	(27,808)	(140)	(13,174)	34	(20,049)	(61,137)
Total changes during the fiscal year	(27,808)	(140)	(13,174)	34	(20,049)	(54,602)

Balance as of March 31, 2008	29,898	(283)	(4,367)	115	181,185	1,185,521

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	(In millions of yen)

	Shareholders’ Equity
Fiscal year ended March 31, 2007	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of March 31, 2006	337,821	441,155	173,808	(2,869)	949,915

Changes during the fiscal year
Increase due to stock-for-stock exchange		24,382			24,382
Conversion of convertible bonds with stock subscription rights	1	1			2
Bonus to directors			(200)		(200)
Dividends			(14,081)		(14,081)
Net income			9,128		9,128
Purchase of treasury stock				(558)	(558)
Disposal of treasury stock		(153)		202	49
Effect of change in scope of affiliated companies accounted for by the equity method			4,348		4,348
Others		(547)			(547)
Net changes in items other than shareholders’ equity during the fiscal year
Total changes during the fiscal year	1	23,683	(805)	(356)	22,523

Balance as of March 31, 2007	337,822	464,838	173,003	(3,225)	972,438

	Valuation and Translation Adjustments			Stock Subscription Rights	Minority Interests	Total Net Assets
	Unrealized Gains (Losses) on Available-for-sale Securities	Unrealized Gains (Losses) on Derivative Financial Instruments	Foreign Currency Translation Adjustments
Balance as of March 31, 2006	78,128	—	1,764	—	212,843	1,242,650

Changes during the fiscal year
Increase due to stock-for-stock exchange						24,382
Conversion of convertible bonds with stock subscription rights						2
Bonus to directors						(200)
Dividends						(14,081)
Net income						9,128
Purchase of treasury stock						(558)
Disposal of treasury stock						49
Effect of change in scope of affiliated companies accounted for by the equity method						4,348
Others						(547)
Net changes in items other than shareholders’ equity during the fiscal year	(20,422)	(143)	7,043	81	(11,609)	(25,050)
Total changes during the fiscal year	(20,422)	(143)	7,043	81	(11,609)	(2,527)

Balance as of March 31, 2007	57,706	(143)	8,807	81	201,234	1,240,123

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	(In millions of yen, millions of U.S. dollars)

Fiscal year ended March 31	2008	2007	Increase (Decrease)	2008
I. Cash flows from operating activities:
Income before income taxes and minority interests	JPY 93,618	JPY 96,297	(JPY 2,679)	$936
Depreciation and amortization	192,658	198,398	(5,740)	1,927
Equity in (earnings) losses of affiliated companies	(1,003)	4,006	(5,009)	(10)
Gain on change in interests in consolidated subsidiaries and affiliated companies	(333)	(8,630)	8,297	(3)
(Increase) decrease in notes and accounts receivable, trade	8,047	(31,524)	39,571	80
(Increase) decrease in inventories	20,942	(14,098)	35,040	209
Increase (decrease) in notes and accounts payable, trade	(82,171)	(24,413)	(57,758)	(822)
Income taxes paid	(36,328)	(28,107)	(8,221)	(363)
Others, net	(3,128)	46,389	(49,517)	(31)

Net cash provided by (used in) operating activities	192,302	238,318	(46,016)	1,923

II. Cash flows from investing activities:
Net proceeds from (payment of) acquisitions and sales of tangible fixed assets	(94,069)	(136,499)	42,430	(941)
Acquisitions of intangible assets	(36,689)	(36,262)	(427)	(367)
Net proceeds from (payment of) purchases and sales of securities	(14,371)	3,751	(18,122)	(144)
Others, net	9,369	(666)	10,035	94

Net cash provided by (used in) investing activities	(135,760)	(169,676)	33,916	(1,358)

III. Cash flows from financing activities:
Net proceeds from (payment of) bonds and borrowings	(82,123)	(101,458)	19,335	(821)
Dividends paid	(16,176)	(14,060)	(2,116)	(162)
Others, net	(2,405)	11,779	(14,184)	(24)

Net cash provided by (used in) financing activities	(100,704)	(103,739)	3,035	(1,007)

IV. Effect of exchange rate changes on cash and cash equivalents	(4,369)	6,096	(10,465)	(44)

V. Net decrease in cash and cash equivalents	(48,531)	(29,001)	(19,530)	(486)

VI. Cash and cash equivalents at beginning of period	423,369	452,370	(29,001)	4,234
VII. Cash and cash equivalents at end of period	JPY 374,838	JPY 423,369	(JPY 48,531)	$3,748

Free cash flows (I + II)	JPY 56,542	JPY 68,642	(JPY 12,100)	$565

Significant Items for Presenting Consolidated Financial Statements

Items	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)	Fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008)
1 Scope of consolidation	The consolidated financial statements include the accounts of the Company and its 342 subsidiaries.	The consolidated financial statements include the accounts of the Company and its 334 subsidiaries.

	Major consolidated subsidiaries	Major consolidated subsidiaries

NEC Electronics Corporation (hereinafter referred to as the “NEC Electronics”)

NEC Corporation of America

NEC Personal Products, Ltd.

NEC Europe, Ltd.

NEC (China) Co., Ltd.

NEC Networks and System Integration Corporation (hereinafter referred to as the “NESIC”)

NEC TOKIN Corporation (hereinafter referred to as “NEC TOKIN”)

NEC Infrontia Corporation (hereinafter referred to the “NEC Infrontia”)

NEC Fielding, Ltd.

Nippon Avionics Co., Ltd.

NEC Mobiling, Ltd.

NEC Electronics Corporation (hereinafter referred to as the “NEC Electronics”)

NEC Corporation of America

NEC Personal Products, Ltd.

NEC Europe, Ltd.

NEC (China) Co., Ltd.

NEC Networks and System Integration Corporation

NEC TOKIN Corporation (hereinafter referred to as “NEC TOKIN”)

NEC Infrontia Corporation

NEC Fielding, Ltd.

Nippon Avionics Co., Ltd.

NEC Mobiling, Ltd.

	Change in the scope of consolidation includes additions of 32 and exclusions of 46 subsidiaries. Significant changes were as follows:	Change in the scope of consolidation includes additions of 17 and exclusions of 25 subsidiaries. Significant changes were as follows:

	Consolidated subsidiaries included in the consolidation scope as a result of acquisitions and incorporation, etc.	Consolidated subsidiaries included in the consolidation scope as a result of acquisitions and incorporation, etc.

Items	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)	Fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008)
	32 subsidiaries NEC BIGLOBE, Ltd. (hereinafter referred to as “NEC BIGLOBE”) NEC Electronic Korea Ltd. NEC Philips Unified Solution B.V. NEC TOKIN Korea Co., Ltd. Others	17 subsidiaries NEC Sphere Communications, Inc. NEC Pleomart, Ltd. Others

	Consolidated subsidiaries excluded from the consolidation scope as a result of sales and liquidation, etc. 36 subsidiaries	Consolidated subsidiaries excluded from the consolidation scope as a result of sales and liquidation, etc. 15 subsidiaries

	Hokko Denshi Co., Ltd. Packard Bell B.V. NEC USA, Inc. NEC Laser & Automation, Ltd. NEC Gotemba, Ltd. Others	NEC Akita, Ltd. NEC Kagoshima, Ltd. NT Sales Co., Ltd. ABeam Tech, Ltd. Others

	Subsidiaries excluded from the consolidation scope due to merger 10 subsidiaries	Subsidiaries excluded from the consolidation scope due to merger 10 subsidiaries

Items	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)		Fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008)
	Previous	New	Previous	New
	TOKIN Shoko Corporation NEC TOKIN Toyama, Ltd. NEC TOKIN Iwate, Ltd. NEC TOKIN Tochigi, Ltd. NEC TOKIN Hyogo, Ltd. NEC TOKIN Corporation	NEC TOKIN	ABeam System Engineering, Ltd.	ABeam Consulting, Ltd.
ABeam Consulting, Ltd.
			NEC Postal Technorex, Ltd.	NEC Control Systems, Ltd.
NEC Robotics Engineering, Ltd.
			NEC Viewtechnology, LTD.	NEC Display Solutions, Ltd.
NEC Display Solutions, Ltd.
	NEC America, Inc. NEC Solutions (America), Inc.	NEC Corporation of America	NEC TOKIN International, Inc.	NEC TOKIN America, Inc.
Tokin Magnetics, Inc. NEC TOKIN America, Inc.
	NEC Compound Semiconductor Devices, Ltd.	NEC Electronics
	NEC Deviceport, Ltd.		NEC Telenetworx, Ltd.	NEC Networks and System Integration Corporation
	NEC Electronics		NEC Networks and System Integration Corporation
	Epiphany Solutions, Ltd. ABeam System Engineering, Ltd.	ABeam System Engineering, Ltd.	NEC High Performance Computing Europe, GmbH NEC Deutschland, GmbH	NEC Deutschland, GmbH

	Qorval Integrated Solutions, Inc.	ABeam Consulting (USA) Ltd.	NEC Vital Staff, Ltd. NEC Professional Support, Ltd.	NEC Professional Support,Ltd.
ABeam Consulting (USA) Ltd.
			NEC Business Coordination Centre (Singapore) Pte. Ltd.	NEC Asia Pte. Ltd.
NEC Solutions Asia Pacific Pte. Ltd.
			NEC Capital, Inc.	NEC Financial Services, LLC.
NEC Financial Services, Inc.

Items	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)	Fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008)
2 Application of equity method	(a) Number of unconsolidated subsidiaries accounted for by the equity method None	(a) Same as on the left

	(b) Investments in 68 affiliated companies are accounted for by the equity method.	(b) Investments in 66 affiliated companies are accounted for by the equity method.

	Major affiliated companies accounted for by the equity method	Major affiliated companies accounted for by the equity method

Pleomart, Inc.

Keyware Solutions, Inc.

Nippon Computer System Co., Ltd

South Tokyo Cabletelevision

Alaxala Networks Corporation

NEC Leasing, Ltd.

Nippon Electric Glass Co., Ltd. (hereinafter referred to as the “Nippon Electric Glass”)

Anritsu Corporation

Japan Aviation Electronics Industry, Ltd

Honda Elesys Co., Ltd.

NEC SCHOTT Components Corporation

Sincere Corporation

NEC TOPPAN Circuit Solutions, Inc.

Shanghai SVA NEC Liquid Crystal Display Co., Ltd. (hereinafter referred to as the “Shanghai SVA NEC Liquid Crystal Display”)

Sony NEC Optiarc, Inc. (hereinafter referred to as the “Sony NEC Optiarc”)

Adcore-Tech Co., Ltd. (hereinafter referred to as the “Adcore-Tech”)

Sony NEC Optiarc, Inc. (hereinafter referred to as the “Sony NEC Optiarc”)

Nippon Computer System Co., Ltd

Alaxala Networks Corporation

Keyware Solutions, Inc.

Adcore-Tech Co., Ltd. (hereinafter referred to as the “Adcore-Tech”)

Nippon Electric Glass Co., Ltd. (hereinafter referred to as the “Nippon Electric Glass”)

NEC Leasing, Ltd.

Japan Aviation Electronics Industry, Ltd

Anritsu Corporation

NEC TOPPAN Circuit Solutions, Inc.

Honda Elesys Co., Ltd.

Sincere Corporation

NEC SCHOTT Components Corporation

Shanghai SVA NEC Liquid Crystal Display Co., Ltd. (hereinafter referred to as the “Shanghai SVA NEC Liquid Crystal Display”)

South Tokyo Cabletelevision

Automotive Energy Supply Corporation

Items	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)	Fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008)
	5 affiliated companies, including Sony NEC Optiarc and Adcore-Tech, were newly accounted for by the equity method. 5 affiliated companies, including Hua Hong Semiconductor and Biwagin Software Co., Ltd. were excluded from the affiliated companies accounted for by the equity method.	2 affiliated companies, including Automotive Energy Supply Corporation and NT Sales Co., Ltd., were newly accounted for by the equity method. 4 affiliated companies, including AUTHENTIC, Ltd., Pleomart, Inc. and Imation Corporation were excluded from the affiliated companies accounted for by the equity method.

	(c) Unconsolidated subsidiaries and affiliated companies not accounted for by the equity method None	(c) Same as on the left

(d)

Although the Company owns over 20% of the total outstanding shares of Japan Electronic Computer Co., Ltd. (hereinafter referred to as the “JECC”), JECC was excluded from affiliated companies, because it is jointly owned and managed by 6 domestic electronic computer manufacturers to promote the data-processing industry.

(d) Same as on the left

Items	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)	Fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008)
3 Fiscal year ends of consolidated subsidiaries	The fiscal year ends of consolidated subsidiaries are March 31 except for the following subsidiaries:	The fiscal year ends of consolidated subsidiaries are March 31 except for the following subsidiaries:

	NEC do Brasil S.A. NEC Solutions Brasil S.A. Shougang NEC Electronics Co., Ltd. NEC Argentina S.A. NEC Chile S.A. NEC Philips Unified Solutions B.V. 53 other subsidiaries	NEC do Brasil S.A. NEC Solutions Brasil S.A. Shougang NEC Electronics Co., Ltd. NEC Argentina S.A. NEC Chile S.A. NEC Philips Unified Solutions B.V. 40 other subsidiaries

	The fiscal year ends of subsidiaries listed above are usually December 31, and the financial statements as of and for the year ended December 31 were included in the NEC consolidation.	The fiscal year ends of subsidiaries listed above are usually December 31, and the financial statements as of and for the year ended December 31 were included in the NEC consolidation.

	The Company made adjustments for material transactions between the fiscal year ends of the subsidiaries and the fiscal year end of the Company, as needed.	The Company made adjustments for material transactions between the fiscal year ends of the subsidiaries and the fiscal year end of the Company, as needed.

4 Accounting policies	Accounting policies adopted by consolidated subsidiaries are, in general, the same as those adopted by the Company. Certain accounting policies adopted by overseas consolidated subsidiaries are in accordance with those of respective countries.	Same as on the left

(1) Valuation basis and method of major assets	(a) Marketable and investment securities Available-for-sale securities	(a) Marketable and investment securities Available-for-sale securities

	• Securities with market prices	• Securities with market prices

         Securities with market prices are valued at the quoted market prices prevailing at fiscal year end. Unrealized gains or losses are included in a component of net assets. The cost of securities sold is determined based on the moving-average cost method.

Same as on the left

	• Securities without market prices Moving-average cost method	• Securities without market prices Same as on the left

	• Investments in limited partnerships, etc. Based on the latest available financial statements, the investments in limited partnerships were accounted for by the equity method.	• Investments in limited partnerships, etc. Same as on the left

Items	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)	Fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008)
	(b) Derivatives Market value method	(b) Derivatives Same as on the left

(c)

Inventories

Inventories are stated at the lower of cost or market, determined by the following valuation methods:

Valuation method Finished products

Custom-made products

Mainly, specific identification method

Mass produced standard products

Mainly, first-in, first-out method

Work-in process

Custom-made products

Mainly, specific identification method

Mass produced standard products

Mainly, average cost method

Semi-finished products, raw materials and others

Mainly, first-in, first-out method

(c) Inventories Same as on the left

Items	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)	Fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008)
(2) Valuation standard and method of major depreciable assets

(a)

Tangible fixed assets

Depreciation is computed principally by the declining-balance method

Estimated useful lives are as follows:

Buildings and structures

7 - 50 years

Machinery and equipment , tools and other equipment

2 - 22 years

Leased assets are depreciated by the declining-balance method over the respective lease periods.

(a)

Tangible fixed assets

Depreciation is computed principally by the declining-balance method

Estimated useful lives are as follows:

Buildings and structures

7 - 60 years

Machinery and equipment, tools and other equipment

2 - 22 years

Leased assets are depreciated by the declining-balance method over the respective lease periods.

(Change in accounting policies)

Effective from this fiscal year, certain domestic consolidated subsidiaries have changed their depreciation method in terms of the tangible fixed assets acquired after April 1, 2007 in accordance with the corporation tax law as amended.

The effect of this change in operating income, ordinary income and income before income taxes and minority interests is immaterial.

Items	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)	Fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008)

(Additional information)

Effective from this fiscal year, after having depreciated fixed assets acquired before March 31, 2007 up to 5 percent of the remaining acquisition cost based on the prior corporate tax law, the Company and certain domestic consolidated subsidiaries have depreciated 5 percent of the remaining acquisition cost less minimum salvage value, using a straight line method over 5 years and booked as depreciation expense, according to the corporation tax law as amended.

The effect of the change was to decrease operating income, ordinary income and income before income taxes and minority interests by 2,530 million yen, respectively.

For the impact on the Segment information, please refer to the corresponding notes information.

(b)

Intangible assets

Software for sale to the market is amortized either based on projected sales volumes or projected sales amounts (Mainly the estimated valid period of 3 years or less). Software for internal use is amortized on a straight-line basis over the estimated useful lives of 5 years at maximum.

(b) Intangible assets Same as on the left

	(c) Investments and other assets Long-term prepaid expenses are amortized on a straight-line basis, or amortized based on the actual sales volume.	(c) Investments and other assets Same as on the left

Items	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)	Fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008)
(3) Accounting standards for significant reserves

(a)

Allowance for doubtful accounts

An allowance for doubtful accounts is provided against potential losses on collection at an amount determined using a historical bad debt ratio for normal receivables, plus an amount individually estimated on the collectibility of receivables that are expected to be uncollectible due to bad financial condition or insolvency.

(a) Allowance for doubtful accounts Same as on the left

(b)

Reserve for bonuses to directors

The Company and its domestic consolidated subsidiaries provide a reserve for bonuses to directors in the amount which is attributable to this fiscal year, out of the estimated amount to be paid in subsequent periods.

(b) Reserve for bonuses to directors Same as on the left

Items	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)	Fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008)

(c)

Product warranty liabilities

The Company and its consolidated subsidiaries accrue product warranty liabilities for estimated future warranty costs using the historical ratio of warranty costs to sales, plus an amount individually measured on the incremental costs that are expected to be incurred, in expectation of expenditures for warranty costs after sale of products, or upon delivery of developed software.

(c)

Product warranty liabilities

The Company and its consolidated subsidiaries accrue product warranty liabilities for estimated future warranty costs using the historical ratio of warranty costs to sales, plus an amount individually measured on the incremental costs that are expected to be incurred, in expectation of expenditures for warranty costs after sale of products, or upon delivery of developed software.

(Additional information)

“Practical Solution on Revenue Recognition of Software” (PITF Report No.17 dated March 30, 2006) was adopted effective for this fiscal year. In accordance with PITF No.17, the Company and its consolidated subsidiaries additionally accrued for defect mending costs to be incurred subsequent to the delivery of software to customers, using the historical ratio of such cost, plus an amount individually measured on the incremental costs. The effects of the adoption were to decrease operating income, ordinary income, and income before income taxes and minority interests by 13,370 million yen, respectively.

Items	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)	Fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008)

(d)

Liabilities for retirement benefits or prepaid pension costs

Liabilities for retirement benefits or prepaid pension expenses are provided for employees’ pension and severance payments based on the projected benefit obligation and the estimated fair value of plan assets as of this fiscal year end.

Transitional obligation is amortized on a straight-line basis over 15 years.

Prior service costs are amortized on a straight-line basis over the employees’ estimated average remaining service periods (mainly 14 years).

Actuarial gains and losses are amortized on a straight-line basis over the employees’ estimated average remaining service periods (mainly 12 years), starting the following year after incurrence.

(d)

Liabilities for retirement benefits or prepaid pension costs

Liabilities for retirement benefits or prepaid pension expenses are provided for employees’ pension and severance payments based on the projected benefit obligation and the estimated fair value of plan assets as of this fiscal year end.

Transitional obligation is amortized on a straight-line basis over 15 years.

Prior service costs are amortized on a straight-line basis over the employees’ estimated average remaining service periods (mainly 13 years).

Actuarial gains and losses are amortized on a straight-line basis over the employees’ estimated average remaining service periods (mainly 13 years), starting the following year after incurrence.

	(e) Provision for loss on repurchase of computers The Company provides provision for the estimated losses arising from the repurchase of computers based on the actual loss incurred in the past.	(e) Provision for loss on repurchase of computers Same as on the left

Items	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)	Fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008)

(f)

Provision for recycling expenses of personal computers

In accordance with personal computer recycling regulation, certain domestic consolidated subsidiaries provide for estimated recycling costs to be incurred upon collection of household personal computers that were sold, based on volume of shipments and collection ratio.

The Company annually reviews the various rates used in the calculation of the provision based on reports issued by JEITA (Japan Electronics and Information Technology Industries Association) and the actual collection and recycling records of consolidated subsidiaries. The Company records prior year adjustments as special gain.

(f) Provision for recycling expenses of personal computers Same as on the left

Items	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)	Fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008)
(4) Standard for converting major foreign assets or liabilities to domestic currency	Foreign currency denominated assets and liabilities are translated into Japanese yen at the current exchange rate prevailing at the fiscal year end. Translation gains and losses are recognized in income. In addition, assets and liabilities of consolidated overseas subsidiaries are translated into Japanese yen at the current exchange rate prevailing at the respective fiscal year ends. Income and expenses are translated into Japanese yen at the average exchange rate of the fiscal year. The translation differences are included in foreign currency translation adjustments and minority interests in net assets.	Same as on the left

(5) Significant leasing transactions	Finance leases as lessee are accounted for as ordinary sales transactions.	Same as on the left

(6) Accounting for significant hedging activities

(a)

Method of hedge accounting

Derivative transactions that are utilized to hedge interest rate risk are measured at fair value at the balance sheet date and the unrealized gains or losses are deferred until the maturity of such derivatives.

(a) Method of hedge accounting Same as on the left

	(b) Hedging instruments and hedged items Hedging instruments Interest rate swaps Hedged items Bonds and long-term borrowings	(b) Hedging instruments and hedged items Hedging instruments Same as on the left Hedged items Same as on the left

(c)

The Company’s policy for hedging

Derivative transactions are entered into in accordance with “Risk management policy”, which is the internal policy of the Company and its consolidated subsidiaries, to offset market fluctuations or to fix the cash flows of the hedged items.

(c) The Company’s policy for hedging Same as on the left

Items	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)	Fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008)
	(d) Assessment of hedge effectiveness	(d) Assessment of hedge effectiveness

	The Company assesses the hedge effectiveness by comparing the changes in fair value or the cumulative changes in cash flows of hedging instruments with the corresponding changes of hedged items.	Same as on the left

(7) Other significant accounting policies	(a) Consumption taxes	(a) Consumption taxes

	Consumption taxes are separately accounted for by excluding them from each transaction amount.	Same as on the left

	(b) Application of consolidated corporate-tax return system	(b) Application of consolidated corporate-tax system

	The Company files its tax return under the consolidated corporate-tax return system.	Same as on the left

Items	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)	Fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008)
5 Valuation of assets and liabilities of consolidated subsidiaries	The assets and liabilities of consolidated subsidiaries are measured at fair value, not including the portion attributable to minority shareholders.	Same as on the left

6 Amortization of Goodwill and Negative goodwill

Goodwill is amortized on a straight-line basis over the periods within 20 years. Major amortization periods are as follows.

NEC Soft, Ltd. 20 years

NEC System Technologies, Ltd. 20 years

NEC Infrontia 15 years

ABeam Consulting Ltd. (hereinafter referred to as the “ABeam Consulting”)

10 years

Same as on the left

7 Cash and cash equivalents in consolidated statements of cash flows	Cash and cash equivalents in consolidated statements of cash flows are cash on hand, deposits which may be withdrawn at anytime without notice, and short-term investments that are readily convertible into cash, that are exposed to insignificant risk of changes in value, and that mature or become due within 3 months of the date of acquisition.	Same as on the left

Changes in Significant Items for Presenting Consolidated Financial Statements

Changes in Accounting Policies

Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)	Fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008)

(Adoption of Accounting Standards for Presentation of Net Assets in the Balance Sheet)

Effective for this fiscal year, the Company adopted the “Accounting Standard for Presentation of Net Assets in the Balance Sheet” (ASBJ Statement No.5, issued on December 9, 2005) and the “Implementation Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet” (ASBJ Guidance No.8 issued on December 9, 2005). The amount of shareholders’ equity as of March 31, 2007 in accordance with the conventional accounting standard was 1,038,951 million yen.

In the current year, “Net assets” section of the consolidated balance sheet is presented in accordance with the revised regulations of consolidated financial statements.

(Adoption of Accounting Standards for Business Combinations and Business Divestitures)

Effective for this fiscal year, the Company adopted the “Accounting Standards for Business Combinations” (Business Accounting Council, issued on October 31, 2003), “Accounting Standard for Business Divestitures” (ASBJ Statement No.7, issued on December 27, 2005), and “Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No.10, final revision, December 22, 2006).

(Revision of Accounting Standards for Treasury Shares and Appropriation of Legal Reserve, etc.)

Effective for this fiscal year, the Company adopted the revised “Accounting Standards for Treasury Shares and Appropriation of Legal Reserve” (ASBJ Statement No.1, final revision on August 11, 2006) and “Implementation Guidance on Accounting Standards for Treasury Shares and Appropriation of Legal Reserve” (ASBJ Guidance No. 2, final revision, August 11, 2006), by which there was no effect on the consolidated statement of operations.

Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)	Fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008)

(Accounting Standards for Directors’ Bonus)

Effective for this fiscal year, the Company adopted the “Accounting Standard for Directors’ Bonus” (ASBJ Statement No. 4, issued on November 29, 2005). As a result of this change, operating income, ordinary income and income before income taxes and minority interests decreased by 401 million yen, respectively.

The effect of the change on segment information is described in “Notes with relate to Segment Information”.

(Accounting Standards for Stock Option)

Effective for this fiscal year, the Company adopted the “Accounting Standard for Share-based Payment” (ASBJ Statement No. 8, issued on December 27, 2005), and “Implementation Guidance on Accounting Standard for Share-based Payment” (ASBJ Guidance No. 11, final revision, May 31, 2006), by which there was little effect on the consolidated statement of operations.

Changes in Presentation Method

Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)	Fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008)

(Consolidated Balance Sheet)

Certificate of deposit which had been included in “Cash and deposits” on fiscal year ended March 31, 2007 has been included in “Marketable securities” from fiscal year ended March 31, 2008.

This change is in accordance with “Practice Guidance for financial instruments” amended on July 4, 2007 as final which stipulates to treat them as “Marketable securities”.

The balance of certificate of deposit as of March 31, 2008 and March 31, 2007 are 83,400 million yen and 70,000 million yen, respectively.

(Consolidated Balance Sheet) “Consolidated adjustment accounts” which were separately disclosed in the previous fiscal year were renamed as “Goodwill”.

Notes to Consolidated Financial Statements

    Notes to Consolidated Balance Sheets

	(In millions of yen)

Items	Fiscal year ended March 31, 2007		Fiscal year ended March 31, 2008
*1. Accumulated depreciation of tangible fixed assets	1,789,062		1,791,098

*2.	Buildings and structures	6,846	Buildings and structures	2,673
Assets pledged as and debt secured by collateral Balances of assets pledged as collateral	Machinery and equipment	1,385	Machinery and equipment	117
	Land	7,132	Land	5,812
	Others	103	Others	39

	Total	15,466	Total	8,641
Amounts of debt secured by collateral	Short-term borrowings	2,267	Short-term borrowings	1,878
	Long-term borrowings	2,249	Long-term borrowings	1,690
	Others	162	Others	139

	Total	4,678	Total	3,707
*3.

Notes with relate to non-consolidated subsidiaries and affiliated companies	The investment amount for the jointly-controlled company included in investments in affiliated companies	3,802	The investment amount for the jointly-controlled company included in investments in affiliated companies	3,082
4.
Contingent liabilities	Shanghai SVA NEC Liquid Crystal Display	20,688	Shanghai SVA NEC Liquid Crystal Display	16,638
	Employees	12,928	Employees	10,735
Guarantees for bank loans and others	Sony NEC Optiarc	770	Sony NEC Optiarc	3,552
	NEC Toppan Circuit Solutions, Inc.	554	NT Sales Co., Ltd.	1,510
	Others	2,022	Others	501

	Total	36,962	Total	32,936

Items	Fiscal year ended March 31, 2007		Fiscal year ended March 31, 2008
Guarantees of residual value of operating leases	SMBC Leasing Company, Limited	19,393	Sumitomo Mitsui Finance and Leasing Company, Limited	19,502
	BOT LEASE CO., LTD.	3,810	BOT LEASE CO., LTD.	3,810
	IBJ Leasing Company, Limited	1,496	IBJ Leasing Company, Limited	1,348
	Others	452	Others	390

	Total	25,151	Total	25,050

Others

NEC Electronics America, Inc., a consolidated subsidiary of the Company, has been named as one of the defendants in a number of class action civil antitrust lawsuits filed by direct and indirect purchasers of dynamic random access memory (“DRAM”) and the Attorneys General of a number of the states in the U.S., seeking damages from alleged antitrust violations in the U.S. DRAM industry. The NEC Group has entered into settlement agreements with a number of the customers to which it sold DRAM in the past (including plaintiffs’ representatives in direct purchaser class actions), but settlement negotiations with some customers are still underway.

In addition, the NEC Group is fully cooperating with the European Commission in an investigation of potential violations of European competition laws in the DRAM industry. Although the final outcome has not been reached at this time in connection with the civil lawsuits or settlement negotiations in the U.S. or the investigations by the European Commission, the NEC Group has provided an accrual in a reasonably estimated amount in connection with the civil lawsuits and settlements with customers in the U.S.

			NEC Electronics America, Inc., a consolidated subsidiary of the Company, has settled a number of class action civil antitrust lawsuits from direct DRAM purchasers seeking damages for alleged antitrust violations in the DRAM industry, but is still in litigations or in settlement negotiations with several customers who have opted out of such class action lawsuits. NEC Electronics America, Inc has also been named as one of the defendants in a number of class action civil antitrust lawsuits from indirect DRAM purchasers (customers who had purchased products containing DRAM), as well as a number of antitrust lawsuits filed by the Attorneys General of numerous states in the United States. NEC group companies are also fully cooperating with, and providing information to, the European Commission in its investigation of potential violations of European competition laws in the DRAM industry. Although the outcome of the aforementioned civil lawsuits and settlement negotiations in the United States and investigation by the European Commission is not known at this time, the NEC Group has provided an accrual in a reasonably estimated amount of potential losses in connection with the civil lawsuits and settlement negotiations with customers in the United States.
*5. Notes receivable, trade, discounted	447		680
*6. Notes receivable, trade, endorsed	959		30

    Notes to Consolidated Statements of Operations

(In millions of yen)

Items	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)	Fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008)
*1. Gain on business transfers	_____________	Gain mainly for disposal of assets following the liquidations of electron device business and IT/Network solutions business in Europe.

*2. Gain on sales of fixed assets	Due to sales of land, etc.	Same as on the left.

*3. Gain on change in interests in consolidated subsidiaries and affiliated companies	Mainly due to changes in interests from the new share issuance to designated third party shareholders conducted by NEC BIGLOBE, and NESIC’s acquisition of NEC Telenetworx, Ltd (hereinafter referred to as the “NEC Telenetworx”) by which NEC Telenetworx became a wholly owned subsidiary of NESIC.	Mainly due to changes in interests from the new share issuance to designated third party shareholders conducted by Shanghai SVA NEC Liquid Crystal Display.

*4. Gain on sales of investments in affiliated companies	Mainly due to sale of shares of Netwin Inc.	Mainly due to sale of shares of Imation Corporation and NT Sales Co., Ltd.

*5. Gain on reversion of securities from the pension trust	The Company had an over funded status in that the plan assets at fair value exceeded the retirement benefit obligations as a result of an improvement in the pension fund status. Certain of the shares of Nippon Electric Glass held in the pension trust were reversed to the Company and a gain was recognized on such asset reversion.	_____________

*6. Gain on transfer of securities to the pension trust	Due to transfer of securities to the pension trust by certain of the Company’s consolidated subsidiaries.	_____________

Items	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)			Fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008)
*7. Restructuring charges	Expenses mainly for disposal of assets, transfer of employees and revision of the product configuration following the liquidations of electron device business and mobile terminal business in China.			Expenses mainly for early retirement of employees and disposal of assets of electron device business, and dismissal of employees following the liquidations of IT/Network solutions business in Europe.

*8. Impairment loss on fixed assets	(1) Summary of assets and asset groups for which impairment losses were recognized.			(1) Summary of assets and asset groups for which impairment losses were recognized.

	Use	Type	Location	Use	Type	Location
	Assets for business use	Buildings and structures, intangible assets and others	Shinagawa-ku, Tokyo	Assets for business use	Buildings and structures, tools and other equipment, intangible assets, and others	Minato-ku, Tokyo, Shinagawa-ku, Tokyo and others
	Assets for business use	Buildings and structures, tools and other equipment	Yokohama City, Kanagawa Prefecture	Idle assets	Buildings and structures, land, and others	Sagamihara City, Kanagawa Prefecture, Abiko City, Chiba Prefecture, Sapporo City, Hokkaido and others

	Idle assets	Land, machinery and equipment	Tsuruoka City, Yamagata Prefecture	Idle assets	Land, machinery and equipment, and tools and other equipment	Shiroishi City, Miyagi Prefecture and others

	Idle assets	Land	Sunto-gun, Shizuoka Prefecture and others	Idle assets	Buildings and structures, and machinery and equipment	Otsuki City, Yamanashi Prefecture

Items	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)		Fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008)

(2)

Background to the recognition of impairment loss.

The investments in certain fixed assets were not expected to be recoverable due to lower profitability of assets for business use and market value declines of idle assets. Therefore the Company recognized impairment loss as special loss.

			(2) Background to the recognition of impairment loss. Same as on the left.

	(3) Amounts of impairment loss		(3) Amounts of impairment loss

	Buildings and structures	231	Buildings and structures	914
	Land	400	Machinery and equipment	137
	Machinery and equipment Tools and other equipment	338	Tools and other equipment Land	685 531
		310
	Software	1,080	Construction in progress	65
	Intangible assets-others	260	Goodwill	565
	Investments and other assets-others	149	Software	431

	Total	2,768	Intangible assets-others	524
			Investments and other assets-others	703

			Total	4,555

(4)

Method for grouping assets

In principle, the Company groups assets for business use based on its business units and managerial accounting segments. The Company groups idle assets into a single asset group.

			(4) Method for grouping assets Same as on the left.

Items	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)	Fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008)

(5)

Measurement of recoverable amounts

The higher of the net realizable value and value in use is used for the recoverable amounts of fixed assets for business use. Net realizable value is used for the recoverable amounts of idle assets.

Net realizable value is estimated based on the assessed value for property tax purposes, etc. The value in use is assessed at 1 yen because the total of future cash flow is a negative amount.

(5) Measurement of recoverable amounts Same as on the left.

*9. Cost of corrective measures for products	Mainly cost of corrective measures for products and expenses incurred due to customers’ claim for picking up products.	Mainly cost of corrective measures for defective products and substitution of products.

*10. Loss on devaluation of investment securities	Impairment loss recognized mainly for investment securities.	Same as on the left.

*11. Loss on retirement of fixed assets	_____________	Rebuilding expenses and cost in Tamagawa Plant and Fuchu Plant.

*12. Loss on change in interests in consolidated subsidiaries and affiliated companies	_____________	Mainly due to changes in interests from the new share issuance to designated third party shareholders conducted by Nippon Electric Glass.

*13. Loss on sales of investments in affiliated companies	Mainly due to sale of shares of Packard Bell B.V.	Mainly due to sale of shares of AUTHENTIC, Ltd.

*14. Other retirement benefit expenses	Expenses incurred mainly by the transition of the pension and severance plan of the consolidated subsidiaries.	_____________

*15. Loss on sales of fixed assets	Due to sales of land and others.	_____________

Notes to Consolidated Statements of Changes in Net Assets

Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

1 Stocks, issued

	(In thousands of shares)

Class of stock	Number of shares as of March 31, 2006	Increase	Decrease	Number of shares as of March 31, 2007
Common stock	1,995,923	33,632	—	2,029,555

Reasons for the change

Main reason for the increase in number of shares is as follows

Increase due to the stock-for-stock exchange between the Company and NEC Infrontia

33,631 thousand shares

2 Dividends

(1) Payment of dividends

Resolution	Class of stock	Total dividends (In millions of yen)	Dividends per share (In yen)	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 22, 2006	Common stock	5,979	3	March 31, 2006	June 23, 2006
Extraordinary Meeting of Board of Directors held on November 21, 2006	Common stock	8,105	4	September 30, 2006	December 1, 2006

    (2) Dividends whose record dates are within this fiscal year and effective dates are within the following fiscal year

Resolution	Class of stock	Resource of dividend	Total dividends (In millions of yen)	Dividends per share (In yen)	Record date	Effective date
Extraordinary Meeting of Board of Directors held on May 21, 2007	Common stock	Retained earnings	8,104	4	March 31, 2007	June 7, 2007

Fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008)

1 Stocks, issued

(In thousands of shares)

Class of stock	Number of shares as of March 31, 2007	Increase	Decrease	Number of shares as of March 31, 2008
Common stock	2,029,555	178	—	2,029,733

Reasons for the change

Reason for the increase in number of shares is as follows

Increase due to the conversion of convertible bonds                                                  178 thousand shares

2 Dividends

(1) Payment of dividends

Resolution	Class of stock	Total dividends (In millions of yen)	Dividends per share (In yen)	Record date	Effective date
Extraordinary Meeting of Board of Directors held on May 21, 2007	Common stock	8,104	4	March 31, 2007	June 7, 2007
Extraordinary Meeting of Board of Directors held on November 14, 2007	Common stock	8,104	4	September 30, 2007	December 3, 2007

    (2) Dividends whose record dates are within this fiscal year and effective dates are within the following fiscal year

Resolution	Class of stock	Resource of dividend	Total dividends (In millions of yen)	Dividends per share (In yen)	Record date	Effective date
Extraordinary Meeting of Board of Directors held on May 15, 2008	Common stock	Retained earnings	8,104	4	March 31, 2008	June 2, 2008

Notes with relate to Lease Transactions

(In millions of yen)

Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)		Fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008)
Operating leases (The Company as lessee)		Operating leases (The Company as lessee)
Obligations under non-cancellable operating leases		Obligations under non-cancellable operating leases
Due within one year	41,856	Due within one year	44,884
Due after one year	144,979	Due after one year	129,965

Total	186,835	Total	174,849

Notes with relate to Marketable and Investment Securities

Fiscal year ended March 31, 2007

1.	Available-for-sale securities with the quoted market prices (As of March 31, 2007)

(In millions of yen)

Description	Acquisition cost	Balance sheet value	Unrealized gains (losses)
Securities with balance sheet value exceeding acquisition cost
(1) Stocks	57,317	144,790	87,473
(2) Bonds
(a) Governmental and municipal bonds	5	8	3
(b) Corporate bonds	—	—	—
(3) Others	58	95	37

Sub-total	57,380	144,893	87,513

Securities with balance sheet value not exceeding acquisition cost
(1) Stocks	5,918	5,051	(867)
(2) Bonds
(a) Governmental and municipal bonds	22	22	0
(b) Corporate bonds	600	598	(2)
(3) Others	1,657	1,616	(41)

Sub-total	8,197	7,287	(910)

Total	65,577	152,180	86,603

2.	Available-for-sale securities sold during the fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

		(In millions of yen)
Proceeds from sales	Gross realized gains	Gross realized losses
38,432	25,651	19

3.	Balance sheet value of major securities without the market prices (As of March 31, 2007)

(In millions of yen)

Balance sheet value
Available-for-sale securities
1. Stocks	70,132
2. Bonds	24,979
3. Investments in limited partnerships and similar partnerships under foreign laws	6,945
4. Commercial papers	54,970
5. MMF	11,477

4.	Redemption schedule of available-for-sale securities with fixed maturities (As of March 31, 2007)

	(In millions of yen)

	Within 1 year	1 to 5 years	5 to 10 years	Over 10 years
(a) Bonds
Governmental and municipal bonds	23,983	—	8	22
Corporate bonds	—	996	—	598
Commercial Papers	54,970	—	—	—

(b) Others	1,140	—	—	—

Total	80,093	996	8	620

5.	Changes in purpose of holding of securities during the fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

The securities of Hua Hong Semiconductor was reclassified from the investment in an affiliated company to the available-for-sale security. The reason of this change was as follows.

Reason
Hua Hong Semiconductor	This is because the Company did not have a significant influence over the Hua Hong Semiconductor during this fiscal year and excluded it from the investment in an affiliated company accounted for by the equity method.

As a result, investment securities increased by 18,233 million yen, and investments in affiliated companies decreased by the same amount. Simultaneously, certain amount of investments in affiliated companies was reclassified to retained earnings, which resulted in increases in investments in affiliated companies and retained earnings by 4,348 million yen, respectively.

Fiscal year ended March 31, 2008

1.	Available-for-sale securities with the quoted market prices (As of March 31, 2008)

	(In millions of yen)

Description	Acquisition cost	Balance sheet value	Unrealized gains (losses)
Securities with balance sheet value exceeding acquisition cost
(1) Stocks	51,908	96,905	44,997
(2) Bonds
(a) Governmental and municipal bonds	—	—	—
(b) Corporate bonds	—	—	—
(3) Others	24	66	42

Sub-total	51,932	96,971	45,039

Securities with balance sheet value not exceeding acquisition cost
(1) Stocks	15,528	12,229	(3,299)
(2) Bonds
(a) Governmental and municipal bonds	—	—	—
(b) Corporate bonds	1,500	1,395	(105)
(3) Others	3,406	3,151	(255)

Sub-total	20,434	16,775	(3,659)

Total	72,366	113,746	41,380

2.	Available-for-sale securities sold during the fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008)

		(In millions of yen)

Proceeds from sales	Gross realized gains	Gross realized losses
16,732	3,320	4

3.	Balance sheet value of major securities without the market prices (As of March 31, 2008)

(In millions of yen)

Balance sheet value
Available-for-sale securities
1. Stocks	63,081
2. Bonds	1,018
3. Investments in limited partnerships and similar partnerships under foreign laws	7,395
4. Certificates of deposit	83,400
5. Commercial papers	31,617
6. MMF	12,592

4.	Redemption schedule of available-for-sale securities with fixed maturities (As of March 31, 2008)

	(In millions of yen)

	Within 1 year	1 to 5 years	5 to 10 years	Over 10 years
(a) Bonds
Governmental and municipal bonds	—	—	—	—
Corporate bonds	—	1,518	—	895
Commercial Papers	31,617	—	—	—

(b) Others	299	—	—	—

Total	31,916	1,518	—	895

Notes with relate to Accounting for Retirement Benefits

1. Overview of the retirement benefit plans

The Company and its domestic consolidated subsidiaries have defined benefit plans, which include the defined benefit pension plans, the tax-qualified pension plans and the lump-sum severance payment plans. Additional retirement benefits are paid in certain circumstances. Most of overseas subsidiaries have various types of pension benefit plans which cover substantially all employees. Those plans are mainly defined contribution plans and defined benefit plans.

The NEC Welfare Pension Fund, established by the Company and certain domestic consolidated subsidiaries, received approval from the Minister of Health, Labor and Welfare with respect to its application for exemption from the benefit obligation related to future employee services under the substitutional portion of the pension fund in September 2002 and the portion related to past services in December 2003. Following the approval, the Company and certain domestic consolidated subsidiaries implemented the defined benefit pension plan and terminated the welfare pension fund plans.

After the fiscal year ended March 31, 2004, the Company and certain domestic consolidated subsidiaries implemented point-based plans, under which benefits are calculated based on accumulated points allocated to employees according to their class of positions and evaluations.

The Company and certain domestic consolidated subsidiaries terminated their welfare pension fund plans and tax-qualified pension plans and implemented cash-balance plans. Under these plans, benefits are calculated based on both accumulated points allocated to employees according to their class of positions and accumulated interest points that is being recalculated based on the market interest rates.

2. Retirement benefit obligations

	(In millions of yen)

	Fiscal year ended March 31, 2007	Fiscal year ended March 31, 2008
A. Retirement benefit obligations	(1,093,808)	(1,094,915)
B. Plan assets	863,303	730,595

C. Unfunded retirement benefit obligations (A+B)	(230,505)	(364,320)
D. Unrecognized transitional obligation	116,897	101,794
E. Unrecognized actuarial gains and losses	68,875	229,811
F. Unrecognized prior service costs (reduction in obligations)	(105,614)	(104,977)

G. Net amounts recognized in the consolidated balance sheet (C+D+E+F)	(150,347)	(137,692)
H. Prepaid pension expenses	66,422	86,451

I. Liabilities for retirement benefits (G-H)	(216,769)	(224,143)

Note: Certain consolidated subsidiaries adopted the simplified method in calculating the retirement benefit obligations.

3. Retirement benefit expenses

	(In millions of yen)

	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)	Fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008)
A. Service cost	45,739	40,413
B. Interest cost	26,048	26,765
C. Expected return on plan assets	(15,292)	(16,643)
D. Amortization of transitional obligation	14,782	14,635
E. Amortization of actuarial gains and losses	3,311	7,122
F. Amortization of prior service costs	(8,838)	(9,880)
G. Other (Note 2)	3,633	7,424

H. Retirement benefit expenses (A+B+C+D+E+F+G)	69,383	69,836

Notes:	1.	Retirement benefit expenses of consolidated subsidiaries adopting the simplified method are included in “A. Service cost”.
	2.	“G. Other” is the amount of premiums paid for defined contribution pension plans.
	3.	In addition to the above retirement benefit expenses, premium on retirement benefits was recognized as “Restructuring charges” in special loss, in the amount of 6,545 million yen for the year ended March 31, 2008.

4. Basis for calculation of retirement benefit obligations

		Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)	Fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008)
A.	Allocation method for projected retirement benefit cost	Mainly, point basis	Same as on the left

B.	Discount rate	Mainly, 2.5%	Same as on the left

C.	Expected rate of return on plan assets	Mainly, 2.5%	Same as on the left

D.	Period for amortization of prior service costs	Mainly, 14 years (Prior service costs are amortized on a straight-line basis over certain years within employees’ average remaining service periods as incurred.)	Mainly, 13 years (Prior service costs are amortized on a straight-line basis over certain years within employees’ average remaining service periods as incurred.)

E.	Period for amortization of actuarial gains and losses

Mainly, 12 years

(Actuarial gains and losses are amortized on a straight-line basis over certain years within employees’ average remaining service periods, starting from the following year after incurred.)

Mainly, 13 years

(Actuarial gains and losses are amortized on a straight-line basis over certain years within employees’ average remaining service periods, starting from the following year after incurred.)

F.	Period for amortization of transitional obligation	Mainly, 15 years	Same as on the left

Notes with relate to Income Taxes

		(In millions of yen)

Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)		Fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008)
1. Breakdown of major factors of deferred tax assets and liabilities		1. Breakdown of major factors of deferred tax assets and liabilities

(Deferred tax assets)		(Deferred tax assets)
Tax loss carry forwards	173,034	Tax loss carry forwards	182,682
Pension and severance expenses	129,354	Pension and severance expenses	110,188
Investments in affiliated companies	86,698	Investments in affiliated companies	75,917
Accrued expenses and product warranty liabilities	72,709	Accrued expenses and product warranty liabilities	72,946
Depreciation	42,854	Depreciation	46,817
Loss on devaluation of inventories	27,986	Loss on devaluation of inventories	36,048
Loss on devaluation of investment securities	17,878	Loss on devaluation of investment securities	18,455
Research and development expenses	14,553	Research and development expenses	18,001
Elimination of unrealized profit by intercompany transactions among consolidated companies	13,320	Elimination of unrealized profit by intercompany transactions among consolidated companies	12,504
Provision for loss on repurchase of computers	6,028	Provision for loss on repurchase of computers	4,237
Others	58,413	Others	57,669

Sub-total	642,827	Sub-total	635,464
Less valuation allowance	(185,136)	Less valuation allowance	(233,240)

Total	457,691	Total	402,224

(Deferred tax liabilities)		(Deferred tax liabilities)
Securities reversed from the pension trust	(56,184)	Gain on transfer of securities to the pension trust	(47,592)
Gain on transfer of securities to the pension trust	(47,742)	Securities reversed from the pension trust	(40,875)
Unrealized gains on available-for-sale securities	(29,300)	Undistributed earnings of affiliated companies	(32,854)
Undistributed earnings of affiliated companies	(27,204)	Unrealized gains on available-for-sale securities	(11,335)
Reserves under special taxation measures law	(3,779)	Reserves under special taxation measures law	(1,410)
Others	(30,498)	Others	(30,512)

Total	(194,707)	Total	(164,578)

Net deferred tax assets	262,984	Net deferred tax assets	237,646

Note: Net deferred tax assets are included in the consolidated balance sheet as follows.		Note: Net deferred tax assets are included in the consolidated balance sheet as follows.

Current assets-deferred tax assets	114,560	Current assets-deferred tax assets	120,956
Fixed assets-deferred tax assets	160,810	Fixed assets-deferred tax assets	131,465
Current liabilities-Others	(962)	Current liabilities-Others	(744)
Long-term liabilities-deferred tax liabilities	(11,424)	Long-term liabilities-deferred tax liabilities	(14,031)

Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)		Fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008)
2. The reconciliation between the actual tax rate reflected in the consolidated financial statements and the effective statutory tax rate is summarized as follows:		2. The reconciliation between the actual tax rate reflected in the consolidated financial statements and the effective statutory tax rate is summarized as follows:

Effective statutory tax rate	40.5%	Effective statutory tax rate	40.5%

(Reconciliation)		(Reconciliation)

Changes in valuation allowance	41.8	Changes in valuation allowance	36.9
Undistributed earnings of affiliated companies	6.6	Undistributed earnings of affiliated companies	8.7
Non-deductible expenses for tax purposes	6.1	Non-deductible expenses for tax purposes	4.5
Amortization of goodwill	3.5	Amortization of goodwill	3.2
Equity in losses of affiliated companies Elimination of unrealized profit by intercompany transactions among consolidated companies	2.3 1.7	Elimination of unrealized profit by intercompany transactions among consolidated companies Equity in earnings of affiliated companies	2.3 (1.3)

Tax rates difference relating to overseas subsidiaries	(1.5)	Tax rates difference relating to overseas subsidiaries	(4.0)
Others	(4.5)	Others	(3.0)

Actual tax rate	96.5%	Actual tax rate	87.8%

Notes with relate to Segment Information

Business Segment Information

Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)						(In millions of yen)

	IT/Network Solution Business	Mobile/ Personal Solution Business	Electron Device Business	Others	Total Before Eliminations/ Corporate	Eliminations/ Corporate	Consolidated Total
I Sales and Operating Income
Sales
(1) Sales to customers	2,659,774	801,692	816,918	374,265	4,652,649	—	4,652,649
(2) Intersegment sales and transfers	99,032	163,311	44,083	174,401	480,827	(480,827)	—
Total sales	2,758,806	965,003	861,001	548,666	5,133,476	(480,827)	4,652,649
Operating expenses	2,604,742	998,493	884,036	530,928	5,018,199	(435,526)	4,582,673
Operating income (loss)	154,064	(33,490)	(23,035)	17,738	115,277	(45,301)	69,976

Fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008)						(In millions of yen)

	IT/Network Solution Business	Mobile/ Personal Solution Business	Electron Device Business	Others	Total Before Eliminations/ Corporate	Eliminations/ Corporate	Consolidated Total
I Sales and Operating Income
Sales
(1) Sales to customers	2,766,425	707,910	792,399	350,419	4,617,153	—	4,617,153
(2) Intersegment sales and transfers	99,745	164,951	38,451	137,508	440,655	(440,655)	—
Total sales	2,866,170	872,861	830,850	487,927	5,057,808	(440,655)	4,617,153
Operating expenses	2,705,546	849,684	823,496	476,171	4,854,897	(394,509)	4,460,388
Operating income (loss)	160,624	23,177	7,354	11,756	202,911	(46,146)	156,765

Fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008)						(In millions of U.S. dollars)

	IT/Network Solution Business	Mobile/ Personal Solution Business	Electron Device Business	Others	Total Before Eliminations/ Corporate	Eliminations/ Corporate	Consolidated Total
I Sales and Operating Income
Sales
(1) Sales to customers	27,664	7,079	7,924	3,505	46,172	—	46,172
(2) Intersegment sales and transfers	998	1,650	385	1,373	4,406	(4,406)	—
Total sales	28,662	8,729	8,309	4,878	50,578	(4,406)	46,172
Operating expenses	27,056	8,497	8,235	4,761	48,549	(3,945)	44,604
Operating income (loss)	1,606	232	74	117	2,029	(461)	1,568

Notes:

1	The business segments are defined based on similarity of types, characteristics, and affinity of sales market of products and services.
2	Major services and products for each business segment

IT/Network Solution Business	System construction, consulting, outsourcing, support (maintenance), servers, storage products, professional workstations, business PCs, IT software, enterprise network systems, network systems for telecommunication carriers, broadcast video systems, control systems, aerospace/defense systems

Mobile/Personal Solution Business	Mobile handsets, personal computers, personal communication devices, BIGLOBE

Electron Device Business	System LSI and other semiconductors, electronic components, LCD modules

Others	Lighting Equipment Business, Logistics Business, Projector Business, Display Business

3	Unallocable operating expenses included in “Eliminations/ Corporate” for the fiscal year ended March 31, 2008 and 2007 are 46,576 million yen and 47,136 million yen, respectively. Main components of such expenses are both general and administrative expenses incurred at headquarters of the Company and research and development expenses.
4	Effective from the fiscal year ended March 31, 2008, after having depreciated fixed assets acquired before March 31, 2007 up to 5 percent of the remaining acquisition cost based on the prior corporate tax law, the Company and certain domestic consolidated subsidiaries have depreciated 5 percent of the remaining acquisition cost less minimum salvage value, using a straight line method over 5 years and booked as depreciation expense, according to the corporation tax law as amended. The effect of the change was to decrease operating income by 2,530 million yen (IT/Network Solutions Business 991 million yen, Mobile/Personal Solutions Business 138 million yen, Electron Devices Business 611 million yen, Others 790 million yen, respectively).
5	Changes in accounting policies

(Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007))

Effective from the fiscal year ended March 31, 2007, the Company adopted the “Accounting Standard for Directors’ Bonus” (ASBJ Statement No. 4, issued on November 29, 2005). There was little effect on each of the business segment information.

(Fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008))

Not applicable

Geographical Segments

Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)						(In millions of yen)

	Japan	Asia	Europe	Others	Total	Eliminations/ Corporate	Consolidated total
I Sales and operating income
Sales
(1) Sales to customers	3,683,325	261,430	387,962	319,932	4,652,649	—	4,652,649
(2) Intersegment sales and transfers	418,520	176,751	17,255	28,357	640,883	(640,883)	—

Total sales	4,101,845	438,181	405,217	348,289	5,293,532	(640,883)	4,652,649

Operating expenses	4,024,759	434,941	409,139	350,335	5,219,174	(636,501)	4,582,673

Operating income (loss)	77,086	3,240	(3,922)	(2,046)	74,358	(4,382)	69,976

Fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008)						(In millions of yen)

	Japan	Asia	Europe	Others	Total	Eliminations/ Corporate	Consolidated total
I Sales and operating income
Sales
(1) Sales to customers	3,741,586	265,833	291,435	318,299	4,617,153	—	4,617,153
(2) Intersegment sales and transfers	425,513	183,263	13,380	25,556	647,712	(647,712)	—

Total sales	4,167,099	449,096	304,815	343,855	5,264,865	(647,712)	4,617,153

Operating expenses	3,974,170	434,662	304,407	347,545	5,060,784	(600,396)	4,460,388

Operating income (loss)	192,929	14,434	408	(3,690)	204,081	(47,316)	156,765

Fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008)						(In millions of U.S. dollars)

	Japan	Asia	Europe	Others	Total	Eliminations/ Corporate	Consolidated total
I Sales and operating income
Sales
(1) Sales to customers	37,416	2,658	2,914	3,184	46,172	—	46,172
(2) Intersegment sales and transfers	4,255	1,833	134	255	6,477	(6,477)	—

Total sales	41,671	4,491	3,048	3,439	52,649	(6,477)	46,172

Operating expenses	39,742	4,347	3,044	3,475	50,608	(6,004)	44,604

Operating income (loss)	1,929	144	4	(36)	2,041	(473)	1,568

Notes:

1	Geographical distances are considered in classification of country or region.
2	Changes in geographic segmentation

“Asia” is separately disclosed from the fiscal year ended March 31, 2008 due to the increase in importance of the area, while it was included in “Others” before.

3	Major countries and regions in segments other than Japan.
(1)	Asia China, Chinese Taipei, India, Singapore, and Indonesia
(2)	Europe U.K., France, the Netherlands, Germany, Italy, and Spain
(3)	Others U.S.A.

4	Unallocable operating expenses are included in “Eliminations / Corporate” starting from the fiscal year ended March 31, 2008, whereas the same had been included in “Japan” previously. This change is made in order to be in consistent with the method of disclosing business segment information. Unallocable operating expenses for the fiscal year ended March 31, 2008 and 2007 are 46,576 million yen and 47,136 million yen, respectively. Main components of such expenses are both general and administrative expenses incurred at the headquarters of the Company and research and development expenses.
5	Effective from the fiscal year ended March 31, 2008, after having depreciated fixed assets acquired before March 31, 2007 up to 5 percent of the remaining acquisition cost based on the prior corporate tax law, the Company and certain domestic consolidated subsidiaries have depreciated 5 percent of the remaining acquisition cost less minimum salvage value, using a straight line method over 5 years and booked as depreciation expense, according to the corporation tax law as amended. The effect of the change was to decrease operating income of “Japan” by 2,530 million yen.
6	Changes in accounting policies

(Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007))

Effective from the fiscal year ended March 31, 2007, the Company adopted the “Accounting Standard for Directors’ Bonus” (ASBJ Statement No. 4, issued on November 29, 2005). There was little effect on each of the geographical segment information.

(Fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008))

Not applicable

Overseas sales

Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)	(In millions of yen)

	Asia	Europe	Others	Total
I Overseas sales	421,949	448,487	343,249	1,213,685
II Consolidated sales	—	—	—	4,652,649
III Percentage of overseas sales to consolidated sales(%)	9.1	9.6	7.4	26.1

Fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008)	(In millions of yen)

	Asia	Europe	Others	Total
I Overseas sales	458,719	325,582	371,448	1,155,749
II Consolidated sales	—	—	—	4,617,153
III Percentage of overseas sales to consolidated sales(%)	9.9	7.1	8.0	25.0

Fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008)	(In millions of U.S. dollars)

	Asia	Europe	Others	Total
I Overseas sales	4,587	3,256	3,714	11,557
II Consolidated sales	—	—	—	46,172

Notes:

1	Geographical distances are considered in classification of country or region.
2	Changes in regional segmentation
“Asia” is separately disclosed from the fiscal year ended March 31, 2008 due to the increase in importance of the area, while it was included in “Others” before.
3	Major countries and regions in segments other than Japan
(1)	Asia China, Chinese Taipei, India, Singapore, and Indonesia
(2)	Europe U.K., France, the Netherlands, Germany, Italy, and Spain
(3)	Others U.S.A.
4	Overseas sales represent sales of the Company and its consolidated subsidiaries to countries and regions outside of Japan.

Notes with relate to Business Combination

Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

I.	Stock-for-stock exchange transaction under common control (NESIC)

1.	Names of combining companies or businesses, description of businesses, legal framework of the business combination, and overview of the transaction including purposes for transaction

(1) Names of combining companies:	The Company, NESIC and NEC Telenetworx both of which were consolidated subsidiaries of the Company.

(2) Description of businesses:	NESIC: Planning, consulting, designing, and constructing of network systems NEC Telenetworx: Maintenance and support of equipment related to switching, carrier communication, wireless communication (microwave and satellite), communication control, broadcasting and activities in aerospace

(3)      Legal framework of the business combination and overview of the transaction including purposes for transaction

The business combination by the companies mentioned above was intended to reinforce the maintenance and operation service business in the network solution area and to promote streamlining of the business. Effective April 1, 2006, the stock-for-stock exchange transaction was conducted in which NESIC acquired all shares of NEC Telenetworx, which was previously a wholly-owned subsidiary of the Company, became a wholly-owned subsidiary of NESIC. NESIC is a subsidiary of the Company. Through this stock-for-stock exchange transaction, the Company also acquired additional shares of NESIC, resulting in an increase in the percentage of the Company’s ownership interest by 11.48%.

2.	Summary of adopted accounting methods

The Company adopted the accounting methods for consolidated financial statements which are prescribed in “Accounting Standards for Business Combinations III, 4. Accounting for transactions under common control, (2) Transactions with minority shareholders”.

Since NESIC has minority shareholders, the Company accounted for the difference between the amount of decrease in the Company’s ownership interests in NEC Telenetworx and the amount deemed transferred with respect to the business of NEC Telenetworx as gain on change in interests in consolidated subsidiaries and affiliated companies as special gain. The Company also recognized goodwill for the difference between the amount that is deemed as an additional investment in NESIC and the amount of additionally acquired interests of NESIC.

3.	Additional acquisitions of shares of subsidiaries

(1) Cost of acquisition of business: 6,780 million yen
Objective: Shares of NEC Telenetworx

(2) Stock-for-stock exchange ratio
Common stock of NESIC 26.051 shares: Common stock of NEC Telenetworx 1 share

(3) Method for calculating the stock-for-stock exchange ratio
Both parties agreed to the stock-for-stock exchange ratio by referring to the ratio calculated by a third party appraiser.

(4) Number of shares that NESIC offered to the Company and the appraisal value: 7,815,300 shares for 6,780 million yen

(5) Goodwill, background of recognition of goodwill, and amortization method and period

(a) Goodwill: 581 million yen

(b) Background of recognition of goodwill: The market value at the time of the business combination exceeded the acquisition cost

(c) Amortization method and period: Straight-line method over two years

II.	Stock-for-stock exchange transaction under common control (NEC Infrontia)

1.	Names of the combining companies or businesses, description of businesses, legal framework of the business combination, and overview of the transaction including purposes for transaction

(1) Names of combining companies:	The Company and NEC Infrontia, a consolidated subsidiary of the Company. The name of the subsidiary has remained unchanged even after the business combination.

(2) Description of businesses:	Development, manufacturing and marketing of information and telecommunications systems and operation terminals and system solution business

(3)      Legal framework of the business combination and overview of the transaction including purposes for transaction

The business combination was intended to reinforce the IP telephony business within the NEC group. Effective May 1, 2006, the stock-for-stock exchange transaction was conducted in which NEC Infrontia became a wholly-owned subsidiary of the Company. Through this stock-for-stock exchange transaction, the Company acquired 34.29% of the additional shares of NEC Infrontia.

2.	Summary of adopted accounting methods

The Company adopted the accounting methods for consolidated financial statements which are prescribed in “Accounting Standards for Business Combinations III, 4. Accounting for transactions under common control, (2) Transactions with minority shareholders”.

The Company recognized goodwill for the difference between the amount that is deemed as an additional investment in NEC Infrontia and the amount of additionally acquired interests of NEC Infrontia.

3.	Additional acquisition of shares of subsidiaries

(1) Cost of acquisition of business: 24,405 million yen
Direct acquisition cost was 23 million yen.

(2) Stock-for-stock exchange ratio
Common stock of NEC 0.774 shares : common stock of NEC Infrontia 1 share

(3) Method for calculating the stock-for-stock exchange ratio
Both parties agreed to the stock-for-stock exchange ratio by referring to the ratio calculated by a third party appraiser.

(4) Number of shares offered and its appraisal value : 33,630,520 shares for 24,382 million yen.

(5) Goodwill, background of recognition of goodwill, and amortization method and period

(a) Goodwill: 12,916 million yen

(b) Background of recognition of goodwill: The market value at the time of the business combination exceeded the acquisition cost.

(c) Amortization method and period: Straight-line method over 15 years

III.	Business divestiture transaction (Sony NEC Optiarc)

1.	Name of the company divested into, description of businesses divested, major purpose of business divesture, overview of the business divesture including the date of business divesture and legal framework

(1)	Name of the company divested into : Sony NEC Optiarc

(2)	Description of businesses divested: Development, design, manufacturing, marketing and sale of optical disk drives

(3)	Major purpose of business divesture:

The business divesture was intended to reinforce the optical disk drive business of the Company by consolidating it with the optical disk drive business of Sony Corporation (hereinafter referred to as the “Sony”).

(4)	Overview of the business divesture including the date of business divesture and legal framework

Effective April 1, 2006, the Company and Sony divested each of their optical disk drive businesses into a newly incorporated company, Sony NEC Optiarc, which succeeds the optical disk drive businesses of the Company and Sony. As a result of this business divesture, the percentage of the Company’s ownership in Sony NEC Optiarc became 45%. The Company and Sony decided the ownership ratio by referring to the future cash flows of each of divested businesses which were estimated by a third party appraiser.

2.	Summary of adopted accounting methods

The Company adopted the accounting methods for consolidated financial statements which are prescribed in “Accounting for the Divesting Entity in Accounting Standard for Business Divestures”. Since the percentage of the Company’s ownership in Sony NEC Optiarc is 45%, Sony NEC Optiarc is accounted for by the equity method. The gain on change in interest in the business divesture is not material.

3.	Business segment in which the divested business was included

IT/NW solution business

4.	Estimated gains or losses from the divested business in the current consolidated statement of operations

Disclosure of such estimated gains or losses is omitted because the estimated amount is not material.

IV.	Formation of jointly controlled company (Adcore-Tech)

1.	Name of the jointly controlled company, description of businesses, legal framework of the business combination, and overview of the transaction including purposes for transaction

(1)	Name of the jointly controlled company:

Adcore-Tech

(2)	Description of businesses:

Development, designing and technical licensing of a “communication platform” that plays the key role in communication technologies of mobile phone systems of third generation and onwards

(3)	Legal framework of the business combination

Formation of a jointly controlled company

(4)	Overview of the transaction including purposes for transaction

The Company, NEC Electronics, which is the consolidated subsidiary of the Company, Matsushita Electric Industrial Co., Ltd. (hereinafter referred to as “Matsushita Electric”), Panasonic Mobile Communications Co., Ltd. (hereinafter referred to as “Panasonic Mobile”), and Texas Instruments Incorporated (hereinafter referred to as “Texas Instruments”) jointly incorporated a company that engages in the development of mobile phone systems. The jointly controlled company plans to lead the development of a communication platform that will play the key role in the current advanced 3.5G mobile phone system, in anticipation of developing a 3.9G mobile phone system in the future. The results of development efforts will be licensed worldwide, contributing to the development of the mobile phone industry. The Company and NEC Electronics contributed 2,650 million yen in incorporation of this jointly controlled company.

2.	Summary of adopted accounting methods

The shareholders of Adcore-Tech consist of 3 groups, namely, the Company and NEC Electronics, Matsushita Electric and Panasonic Mobile and Texas Instruments. The total number of shares held by the Company and NEC Electronics is the same as the total number held by Matsushita Electric and Panasonic Mobile, both of which are the 2 largest shareholders among 3 groups. Thus, the Company adopted the accounting methods for consolidated financial statements which are prescribed in “Accounting Standard for Business Combinations III, 3. Accounting for combining of interests, (7) Formation of jointly controlled entity”. Adcore-Tech is accounted for by the equity method.

Fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008)

Not Applicable

Notes with relate to Per Share Information

		(In yen)
	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)	Fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008)
Net assets per share	512.99	495.96
Basic net income per share	4.43	11.06
Diluted net income per share	4.23	10.64

Notes:  Basis for calculation

1  The basis for calculating net income per share was as follows.

	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)	Fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008)
Net income per share
Net income (In millions of yen)	9,128	22,681
Amounts not attributable to common shareholders (In millions of yen)	181	287
(Participating convertible securities included in the above)	(181)	(287)
Net income attributable to common stock (In millions of yen)	8,947	22,394
The average number of common stocks outstanding during the fiscal year (In thousands of shares)	2,020,369	2,024,893
Diluted net income per share
Adjustments to net income (In millions of yen)	—	581
Increased number of common stocks (In thousands of shares)	92,429	133,795
(convertible bonds included in the above)	(92,426)	(133,795)
(stock subscription rights included in the above)	(3)	—

	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)	Fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008)
Summary of equity instruments which were not included in the basis for calculating diluted net income per share as they are anti-dilutive	(a) Convertible bonds	(a) Convertible bonds
	10th unsecured convertible bonds (face value of 100,000 million yen)	-

	(b) Bonds with stock subscription rights issued by consolidated subsidiaries	(b) Bonds with stock subscription rights issued by consolidated subsidiaries

	Euro-yen zero coupon convertible bonds with stock subscription rights due in 2011 subject to certain covenants which were issued by NEC Electronics (face value of 110,000 million yen)	Euro-yen zero coupon convertible bonds with stock subscription rights due in 2011 subject to certain covenants which were issued by NEC Electronics (face value of 110,000 million yen)

	Euro-yen convertible bonds with stock subscription rights due in 2010 which were issued by NEC TOKIN (face value of 15,000 million yen)	Euro-yen convertible bonds with stock subscription rights due in 2010 which were issued by NEC TOKIN (face value of 15,000 million yen)

(c) Stock subscription rights 4 kinds of stock subscription rights (the number of stock subscription rights is 923 units) and treasury stock for stock options in accordance with Articles 210-2 of the former Commercial Code of Japan (the number of common stock is 62,000)

(c) Stock subscription rights 5 kinds of stock subscription rights (the number of stock subscription rights is 1,073 units)

Treasury stock for stock options in accordance with Articles 210-2 of the former Commercial Code of Japan (the number of common stock is 62,000) *1

	2 kinds of stock subscription rights issued by NEC Electronics (the number of stock subscription rights is 3,070 units)	Stock subscription right issued by NEC Electronics (the number of stock subscription rights is 720 units)

Stock subscription right issued by NEC Electronics (the number of stock subscription rights is 2,320 units) *2

*1	Expired by March 31, 2008.
*2	Expired by March 31, 2008.

2. The basis for calculating net assets per share was as follows.

	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)	Fiscal year ended March 31, 2008 (From April 1, 2007 to March 31, 2008)
Net assets per share
Total net assets (In millions of yen)	1,240,123	1,185,521
Amounts deducted from total net assets (In millions of yen)	201,315	181,300
(stock subscription rights included in the above)	(81)	(115)
(Minority interests included in the above)	(201,234)	(181,185)
Net assets at the year end attributable to common stock (In millions of yen)	1,038,808	1,004,221
Number of common stocks at the year end to calculate net assets per share (In thousands of shares)	2,025,009	2,024,786

Omission of disclosure

Disclosure of items such as related-party transactions, derivatives, and stock options are not included as they are considered to be of less material importance.

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “targets,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) global economic conditions and general economic conditions in NEC’s markets, (ii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iii) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (iv) NEC’s ability to expand into foreign markets, such as China, (v) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vi) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, (vii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar, (viii) impact of NEC’s announcement that its previously issued financial statements may not be relied upon and inability to prepare the financial statements for inclusion in the 2006 Form 20-F and to restate historical financial statements, and (ix) uncertainty relating to the ongoing informal inquiry by the SEC. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

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Contacts: Makoto Miyakawa

Corporate Communication Division

NEC Corporation

TEL: +81-3-3798-6511